Exhibit (a)(1)(a)

SONICWALL, INC.

Offer to Exchange
Outstanding Options Under Our

1994 Stock Option Plan and
1998 Stock Option Plan

for

New Options Under Our

1994 Stock Option Plan and
1998 Stock Option Plan

This offer and withdrawal rights expire at 9:00 p.m., Pacific Time, on February 7, 2003, unless we extend the offer.

You may exchange your outstanding options to purchase shares of our common stock with exercise prices above $10.00, whether vested or unvested, granted under our 1994 Stock Option Plan or our 1998 Stock Option Plan for new stock options that we will grant under our 1994 Stock Option Plan and 1998 Stock Option Plan. You are eligible to participate in the exchange offer if you have options under our 1994 Stock Option Plan or 1998 Stock Option Plan and are an employee hired on or before 5:00 p.m., Pacific Time, on January 9, 2003, who receives pay as a regular employee of SonicWALL or one of our subsidiaries in the United States. Our executive officers, directors and employees outside of the United States are ineligible to participate in the exchange offer.

If you elect to participate in the offer, then, in addition to any options that you wish to exchange that have an exercise price greater than $10.00 per share, you must exchange all options that we have granted to you since July 9, 2002, regardless of the exercise price.

The exchange will be on a one for one basis, meaning that your new option will cover one share of our common stock for every one share covered by an option that you elect to exchange. The exercise price per share of the new options will be equal to 100% of the fair market value of our common stock on the date of grant of the new options.

We will grant the new options on the first business day that is 6 months and 1 day after the date on which we cancel the options accepted for exchange. We refer to this date as the new option grant date. We expect the new option grant date to be August 11, 2003. Each new option will be subject to a vesting schedule that is identical to the vesting schedule of your existing options, with credit to be given for shares that would have vested under your existing option, including the 6 month and 1 day time period between the cancellation date of the old option and the new option grant date.

Our common stock is traded on the Nasdaq Stock Market under the symbol “SNWL.” On January 8, 2003, the closing price of our common stock as reported on the Nasdaq Stock Market was $4.00 per share. We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether to elect to exchange your options.

See “Risks of Participating in the Offer” beginning on page 12 for a discussion of risks that you should consider before tendering your eligible options.

IMPORTANT

If you wish to exchange your options, you must complete and sign the election form by following its instructions and delivering it by facsimile to Michael Sheridan, at facsimile number (408) 745-9209, or by hand to Michael Sheridan at his office at SonicWALL, 1143 Borregas Avenue, Sunnyvale, California 94089, before 9:00 p.m., Pacific Time, on February 7, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this offer to exchange. Any representation to the contrary is a criminal offense.

You should direct questions about the offer or requests for additional copies of this offer to exchange and the other option exchange program documents to Michael Sheridan or Brad Dowhaniuk, SonicWALL, Inc., 1143 Borregas Avenue, Sunnyvale, California 94089, telephone number (408) 745-9600.

Offer to Exchange dated January 9, 2003.

You should rely only on the information contained in this offering circular or documents to which this offering circular refers. We have not authorized anyone to provide you with different information. We are not making an offer of the new options in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this offering circular is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offering circular. This offering circular summarizes various documents and other information. Those summaries are qualified in their entirety by reference to the documents and information to which they relate.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the offer. You should carefully read this entire offer to exchange, the accompanying letter from William Roach dated January 9, 2003, the election form and the withdrawal form. The offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this offer to exchange and the other option exchange program documents. We have included in this summary references to other sections in this offer to exchange to help you find a more complete description of these topics.

Q1.	What is the offer?

A1.
The offer to exchange is a voluntary opportunity for eligible option holders to exchange outstanding options granted by us with exercise prices greater than $10.00 per share for new options covering the same number of shares after a 6 month and 1 day waiting period. We expect to make the new grants on August 11, 2003. The new options will have an exercise price equal to the fair market value of our common stock on the new option grant date. (See Section 1)

Q2.	Why are we making the offer?

A2.
We believe that granting stock options motivates our employees to perform at high levels and provides an effective means of recognizing employee contributions to our success. This offer enables us to offer eligible employees a valuable incentive to stay with us. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. These options are commonly referred to as being “underwater.” By making this offer to exchange eligible options for new options that will have an exercise price equal to the market value of the shares on the new option grant date, we intend to provide eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for eligible employees and, as a result, maximize stockholder value. (See Section 3)

Q3.	What securities are we offering to exchange?

A3.
We are offering to exchange all outstanding, unexercised options to purchase shares of our common stock granted under our 1994 Stock Option Plan and our 1998 Stock Option Plan held by eligible employees that have an exercise price greater than $10.00 per share. In exchange, we will grant new options under our 1994 Stock Option Plan or our 1998 Stock Option Plan. Options to purchase our common stock granted under the following plans are eligible for exchange in the offer: 1994 Stock Option Plan and 1998 Stock Option Plan. If you elect to participate in the offer, then, in addition to any options that you wish to exchange that have an exercise price greater than $10.00 per share, you must exchange all options that we have granted to you since July 9, 2002, regardless of the exercise price. (See Section 2)

Q4.	Who is eligible to participate?

A4.
You are eligible to participate in the offer only if (i) you are an employee in the United States hired on or before 5:00 p.m., Pacific Time, on January 9, 2003, who receives pay as a regular employee of SonicWALL or one of our subsidiaries in the United States and you remain employed through the cancellation date, which is the date of the expiration of the offer and (ii) you have at least one stock option grant that has an exercise price greater than $10.00 per share. We expect the cancellation date to be February 7, 2003. Executive officers and members of our board of directors, as identified on Schedule A to this offer to exchange, as well as employees outside of the United States, are not eligible to participate. (See Section 1)

To receive a new option, you must remain an employee through the date on which the new options are granted, which will be the first business day that is at least 6 months and 1 day after the cancellation date. We refer to this date as the new option grant date. If we do not extend the offer, the new option grant date will be August 11, 2003. (See Section 1)

Q5.	Are employees outside of the United States eligible to participate?

A5.	No. Persons who are employees in any country other than the United States are not eligible to participate.

Q6.	When does this offer end?

A6.
This offer ends at 9:00 p.m., Pacific Time, on February 7, 2003. We refer to this date and time as the expiration date, unless we extend the period during which the offer will remain open. If we extend the offer, the expiration date will refer to the time and date at which the extended offer expires. (See Section 2)

Q7.	How many new options will you receive in exchange for your options that you elect to exchange?

A7.
The exchange will be on a one for one basis, meaning that the new option that we will grant to you will cover one share of our common stock for every one share of our common stock covered by an option that you elect to exchange. The number of new option shares that you receive will be subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. New options will be granted under our 1994 Stock Option Plan or 1998 Stock Option Plan. All new options will be subject to a new option agreement between you and us. You must sign the new option agreement before receiving your new options (See Section 2)

Example

If the option you elect to exchange covers 500 shares of our common stock, your new option will cover 500 shares of our common stock.

Q8.	What are the conditions to the offer?

A8.
Participation in the offer is completely voluntary. The completion of the exchange offer is subject to a number of customary conditions that are described in Section 7 of this offer to exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any properly tendered eligible options. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer for any or no reason. (See Section 7)

Q9.	Are there any eligibility requirements that you must satisfy after the expiration date to receive the new options?

A9.
To receive a grant of new options under the terms of the offer and the 1994 Stock Option Plan or 1998 Stock Option Plan, as applicable, you must be employed by us or one of our subsidiaries or any successor of ours through the new option grant date. (See Section 1)

As discussed below, we will grant new options to you on the first business day that is at least 6 months and 1 day after the cancellation date. We expect that the new option grant date will be August 11, 2003. If, for any reason, you do not remain employed by us or one of our subsidiaries in the United States or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Your employment with us or one of our subsidiaries remains “at will” and can be terminated by you or us or one of our subsidiaries or any successor of ours at any time, with or without cause or notice. (See Section 1)

Q10.	When will you receive your new options?

A10.
We will send you a promise to grant stock option promptly after the expiration date of the exchange offer. The promise to grant stock option represents our commitment to grant you a new option on the new option grant date, provided that you remain employed by us or one of our subsidiaries through the new option grant date.

We will grant the new options on the new option grant date. The new option grant date will be the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will not grant the new options before the new option grant date. (See Section 6)

Q11.	When will the options you elect to exchange be cancelled?

A11.
The options you elect to exchange will be cancelled on the expiration date of this offer. We sometimes refer to this date as the cancellation date. If we do not extend the offer, the cancellation date will be February 7, 2003. Therefore, the new options will be granted on August 11, 2003. (See Section 6)

Q12.	Why won’t you receive your new options immediately after the expiration date of the offer?

A12.
Published rules of the Financial Accounting Standards Board require options granted within 6 months of cancelled options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable expenses. (See Section 12)

Q13.	If you elect to exchange options in the offer, will you be eligible to receive other option grants before you receive your new options?

A13.
No. If you accept the offer, you cannot receive any other option grants before you receive your new options. We will defer granting you these other options to avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer. (See Section 6)

Q14.	Is this a repricing?

A14.
No. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future could be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of the repriced options. (See Section 12)

Q15.	Why can’t we just grant you additional options?

A15.
Because of the large number of underwater options outstanding, granting additional options covering the same aggregate number of shares of common stock as the outstanding eligible options would potentially have a negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and our current reserves must be conserved for ongoing grants and new hires. (See Section 3)

Q16.	Will you be required to give up all of your rights under the cancelled options?

A16.
Yes. Once we have accepted options that you tender for exchange, the options will be cancelled, and you will no longer have any rights under those options. We intend to cancel all options accepted for exchange on the cancellation date, which is the day of the expiration of the offer. We expect the cancellation date to be February 7, 2003. (See Section 6)

Q17.	What will the exercise price of the new options be?

A17.
The exercise price per share of the new options will be 100% of the fair market value of our common stock on the new option grant date, which would be the closing price reported by the Nasdaq Stock Market for our common stock on the new option grant date, which is expected to be August 11, 2003. (See Section 9)

We cannot predict the exercise price of the new options. Because we will grant new options on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options. (See Section 9)

Q18.	When will the new options vest?

A18.
Each new option will vest according to the vesting schedule of your old option, with credit to be given for shares that would have vested under your old option, including for the 6 month and 1 day time period between the cancellation date of the old option and the new option grant date. (See Section 9)

Example

An employee has an option to purchase 18,000 shares of our common stock, which was granted on January 1, 2001. The option has a vesting start date of January 1, 2001, and it vests over four years with a one-year cliff (that is, 1/4 of the shares subject to the option vest on the one-year anniversary of the vesting start date and 1/48 of the shares subject to the option vest monthly thereafter). Thus, under this example, 4,500 shares vest on January 1, 2002, and an additional 375 shares vest on the first of each month thereafter.

If the employee chooses not to participate in the offer, then on August 11, 2003, she would be vested in 11,625 shares (that is, 4,500 shares vested on January 1, 2002, and then an additional 375 shares vested at the first of each of the 19 months from and including February 1, 2002 through August 1, 2003).

If the employee chooses to participate in the offer, then on August 11, 2003 (assuming that she is still employed by us or one of our successor entities), she would receive an option to purchase 18,000 shares, of which 11,625 would be immediately vested on August 11, 2003—which is exactly how many shares would be vested if the employee chose not to participate in the offer. Thereafter, 1/48 of the shares (or 375 shares) would vest at the beginning of each month thereafter, beginning on September 1, 2003.

Q19.	What if another company acquires us in a merger or stock acquisition?

A19.
Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such new option will have an exercise price at least equal to the fair market value of the acquiror’s stock on the new option grant date. As a result of this adjustment, you may receive options for more or fewer shares of the acquiror’s common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but before the new option grant date, you will not be able to exercise your option to purchase our common stock before the effective date of the merger, consolidation or acquisition. (See Section 9)

You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of SonicWALL would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not SonicWALL common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger or acquisition and sell their SonicWALL common stock before the effective date. (See Section 9)

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under this option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will not receive new options, and you will not receive any other compensation for your cancelled options. (See Section 9)

Q20.	Are there circumstances under which you would not be granted new options?

A20.
Yes. If, for any reason, you are no longer an employee of us or one of our subsidiaries in the United States or any successor of ours on the new option grant date, you will not receive any new options. Your employment with us or one of our subsidiaries or any successor of ours will remain “at-will” regardless of your participation in the offer and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice. (See Section 1)

Moreover, even if we accept your options, we will not grant new options to you if we are prohibited from doing so by applicable law. For example, we could become prohibited from granting new options as a result of changes in SEC rules, regulations or policies, or Nasdaq Stock Market listing requirements. We do not currently anticipate any such prohibitions. (See Section 13)

Q21.	If you elect to exchange an eligible option, do you have to elect to exchange all of the shares covered by that option?

A21.
Yes. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of any option that you have partially exercised. Accordingly, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an option to purchase 1,000 shares at $30.00 per share, 700 of which you have already exercised, (2) an option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an option to purchase 2,000 shares at an exercise price of $20.00 per share, you may elect to exchange:

•	your first option covering 300 remaining unexercised shares,

•	your second option covering 1,000 shares,

•	your third option covering 2,000 shares,

•	two of your three options,

•	all three of your options, or

•	none of your options.

These are your only choices in the above example. You may not elect, for example, to exchange your first option with respect to only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second and third option grants. In addition, you may not exchange shares of our common stock that you currently own by virtue of exercising options, even if the exercise price that you paid was greater than $10.00 per share. (See Section 2)

If you elect to exchange any of your options, then you must elect to exchange all of the options that we granted to you since July 9, 2002. For example, if you received an option grant in January 2001 and a grant in October 2002 and you want to exchange your January 2001 option grant, you also would be required to exchange your October 2002 option grant. However, if none of your grants have exercise prices greater than $10.00 per share, then you may not exchange any option grants, including those that you may have received since July 9, 2002. (See Section 2)

Q22.	What happens to options that you choose not to exchange or that are not accepted for exchange?

A22.
Options that you choose not to exchange or that we do not accept for exchange remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule. (See Section 6)

Q23.	Will you have to pay taxes if you exchange your options in the offer?

A23.
If you exchange your current options for new options, you should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the new option grant date, you will not be required under current law to recognize income for U.S. federal income tax purposes. (See Section 14)

For all employees, we recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in the exchange offer. If you are a resident of, or subject to the tax laws in the United States, but are also subject to the tax laws in another country, you should be aware that there may be other tax and social insurance consequences which may apply to you.

Q24.	Will your new options be incentive stock options or non-qualified stock options?

A24.
All new options granted in exchange for old options will be granted as incentive stock options for purposes of the U.S. Internal Revenue Code, but only to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by multiplying, for each option grant: (i) the option exercise price by (ii) the number of shares subject to the option that will be vested and exercisable during a particular calendar year. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.

Because the vesting schedule of your new option will be identical to the vesting schedule of your old option—with credit being given for shares that would have vested under your old option—it is possible that your new option may in part be a non-qualified stock option, while your old option may entirely be an incentive stock option. Please see Section 14 for an example that further explains how the foregoing may occur.

We recommend that you read the tax discussion in this offer to exchange and discuss the personal tax consequences of non-qualified stock options with your financial advisor. (Sections 9 and 14)

Q25.	When will your new options expire?

A25.	Your new options will expire 10 years from the date of grant, or earlier if your employment with us or one of our subsidiaries terminates. (See Section 9)

Q26.	Can the offer be extended, and if so, how will we notify you if the offer is extended?

A26.
The offer expires at 9:00 p.m., Pacific Time, on February 7, 2003, unless we extend it. We may, in our discretion, extend the offer at any time, but we do not currently expect to do so. If we extend the offer, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the offer. (See Section 2)

Q27.	How do you elect to exchange your options?

A27.
If you elect to exchange your options, you must deliver, before 9:00 p.m., Pacific Time, on February 7, 2003, or such later date and time as we may extend the expiration of the offer, a properly completed and executed election form to Michael Sheridan via facsimile at facsimile number (408) 745-9209 or by hand to Mr. Sheridan at his office at SonicWALL, 1143 Borregas Avenue, Sunnyvale, California 94089. This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions described in the stock option exchange program documents, we will accept all properly tendered options promptly after the expiration of the offer. (See Section 4)

Q28.	During what period of time may you withdraw options that you previously elected to exchange?

A28.
You may withdraw any options that you previously elected to exchange at any time before the offer expires at 9:00 p.m., Pacific Time, on February 7, 2003. If we extend the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must deliver, before the offer expires, a signed withdrawal form, with the required information completed, to Michael Sheridan via facsimile at facsimile number (408) 745-9209 or by hand to Mr. Sheridan at his office at SonicWALL, 1143 Borregas Avenue, Sunnyvale, California 94089. If you withdraw options, you may re-elect to exchange them only by delivering a new election form. The new election form must list all the options you want to exchange.

Although we intend to accept all options validly elected to be exchanged promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on March 10, 2003, you may withdraw your options. (Section 5)

Q29.	Can you change your election regarding options you have elected to exchange?

A29.
Yes, you may change your election to exchange any particular options at any time before the offer expires at 9:00 p.m., Pacific Time, on February 7, 2003. If we extend the offer beyond that time, you may change your election to exchange options at any time until the extended offer expires. In order to change your election to include options that you had not previously tendered, you must deliver a new election form to Michael Sheridan via facsimile at facsimile number (408) 745-9209 or by hand at his office at SonicWALL, 1143 Borregas Avenue, Sunnyvale, California 94089. Your new election form must include the required information regarding all of the options you want to exchange and must be signed and clearly dated after the date of your original election form. In order to withdraw from the exchange offer some or all of the options you previously tendered, you must deliver to us a signed and dated withdrawal form, with the required information, before the offer expires. We will not accept verbal or email attempts to withdraw from the exchange offer. For more information on withdrawing your options, please see Q&A 28 above. (See Section 5)

Q30.	Why do you have to cancel options granted after July 9, 2002, if you choose to participate?

A30.
Under current accounting rules, options that we granted during the six-month period before this offer commenced and the six-month period after cancellation of the tendered options could be viewed as “replacement” options for the cancelled grants. As such, Financial Accounting Standards Board rules would require unfavorable accounting treatment for these replacement option grants. (See Section 12)

Q31.	Are we making any recommendation as to whether you should exchange your eligible options?

A31.
No. We are not making any recommendation as to whether you should accept the offer to exchange your options. You must make your own decision as to whether or not to accept the offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor. (See Section 3)

Q32.	Who can you talk to if you have questions about the offer, or if you need additional copies of the offer documents?

A32.	For assistance with questions, you should contact:

Michael Sheridan or Brad Dowhaniuk
SonicWALL, Inc.
1143 Borregas Avenue,
Sunnyvale, CA 94089,
(408) 745-9600

For additional copies of documents, you should contact:

Brad Dowhaniuk
SonicWALL, Inc.
1143 Borregas Avenue,
Sunnyvale, CA 94089,
(408) 745-9600
bdowhaniuk@sonicwall.com

(See Section 10)

RISKS OF PARTICIPATING IN THE OFFER

Participation in the offer involves a number of risks, including those described below. This list and the risk factors under the heading entitled “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission, highlight the material risks of participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the sections in this offer to exchange discussing the tax consequences in the United States, as well as the rest of this offer to exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

In addition, this offer to exchange and our SEC reports referred to above include “forward-looking statements.” When used in this offer to exchange, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and “plan” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents we file with the SEC, including the reports referred to above, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements.

Economic Risks

If the price of our common stock increases after the date on which your options are cancelled, your cancelled options might have been worth more than the new options that you have received in exchange.

For example, if your cancelled options had an exercise price of $12.00 per share, and the price of our common stock increases to $15.00 per share when the new options are granted, your new option will have a higher exercise price than the cancelled option.

If you participate in the offer, you will be ineligible to receive any additional option grants until August 11, 2003, at the earliest.

Employees generally are eligible to receive option grants at any time that we choose to make such grants. However, if you participate in the offer, you will not be eligible to receive any additional option grants until August 11, 2003, at the earliest.

If we are acquired by or merge with another company, your cancelled options might have been worth more than the new options that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock.

Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

If your employment terminates before we grant the new options, including as the result of a reduction-in-force or another company’s acquisition of us, you will neither receive a new option nor have any of your cancelled options returned to you.

Once we cancel the options that you elect to exchange, all of your rights under the options terminate. Accordingly, if your employment with us or our subsidiaries terminates for any reason, including, but not limited to, a reduction-in-force or another company acquiring SonicWALL, before the grant of the new options, you will have the benefit of neither the cancelled option nor any new option.

Our revenues depend on the health of the economy and the growth of our customers and potential customers. If the economic conditions in the United States remain stagnant or worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition and may undertake various measures to reduce our expenses including, but not limited to, a reduction-in-force. Should your employment be terminated as part of any such reduction-in-force, you will have the benefit of neither the cancelled option nor any new option.

If another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the new option grant date. If your employment terminates for this or any other reason before the new option grant date you will not receive a new option, nor will you receive any other compensation for your options that were cancelled.

If we choose to terminate you for any reason, or if you resign for any reason, before the new option grant date, you will not receive a new option, nor will you receive any other compensation for your options that were cancelled.

Tax-Related Risks

Your new option may be a non-qualified stock option, whereas your cancelled option may have been an incentive stock option.

All new options will be granted as incentive stock options for purposes of the U.S. Internal Revenue Code, but only to the extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by multiplying, for each option grant: (i) the option exercise price by (ii) the number of shares subject to the option that will be vested and exercisable during a particular calendar year. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. It is possible that by participating in this exchange, your options will exceed this $100,000 limit and the excess will be treated as non-qualified stock options. In general, non-qualified stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of the offer to exchange, including Section 14, which sets forth an example that further explains how your new option may be a non-qualified stock option in part while your old option may be entirely an incentive stock option. In addition, please see the tax disclosure set forth in the prospectus for the 1994 Stock Option Plan and the 1998 Stock Option Plan. You should consult with your own legal counsel, accountant and/or financial advisor regarding your personal tax implications.

Even if you elect not to participate in the option exchange program, your incentive stock options may be affected.

We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. However, the IRS may characterize this offer to exchange options as a “modification” of those incentive stock options eligible for tender, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of all of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings given by the IRS contain the IRS’s opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a “modification” of incentive stock options eligible for tender. A successful assertion by the IRS of this position could extend the options’ holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option. You should consult with your own legal counsel, accountant and/or financial advisor regarding your personal tax implications.

Business-Related Risks

We have difficulty predicting our future operating results or profitability due to volatility in general economic conditions and the Internet security market.

Overall weakness in the general economy and volatility in the demand for Internet security products are two of the many factors underlying our inability to predict our revenue for a given period. We base our spending levels for product development, sales and marketing, and other operating expenses largely on our expected future revenue. A large proportion of our expenses are fixed for a particular quarter or year, and therefore, we may be unable to decrease our spending in time to compensate for any unexpected quarterly or annual shortfall in revenue. As a result, any shortfall in revenue could adversely affect our operating results. For example, in the quarter ended September 30, 2002, we experienced a shortfall in revenues from our mid-tier market, and as a result, our revenues and profitability were less than originally expected and our stock price declined.

We depend on two major distributors for a significant amount of our revenue, and if they or others cancel or delay purchase orders, our revenue may decline and the price of our stock may fall.

To date, sales to two distributors have accounted for a significant portion of our revenue. In 2001, approximately 88% of our sales were to distributors and resellers, and Ingram Micro and Tech Data accounted for approximately 27% and 19% of our revenue, respectively. In 2000, approximately 84% of our sales were to distributors, and Ingram Micro and Tech Data accounted for approximately 32% and 20% of our revenue, respectively. In addition, in 2000 and 2001 and in the nine months ended September 30, 2002, our top 10 customers accounted for 70% or more of total revenues. Although we have limited one-year agreements with Ingram Micro and Tech Data and certain other large distributors, these contracts are subject to termination at any time, and we do not know if these customers will continue to place orders for our products. We cannot assure you that any of these customers will continue to place orders with us, that orders by these customers will continue at the levels of previous periods or that we will be able to obtain large orders from new customers. If any of the foregoing should occur, our revenues will likely decline and our business will be adversely affected.

The failure of any of these customers to pay us in a timely manner could adversely affect our balance sheet, our results of operations and our creditworthiness, which could make it more difficult to conduct business.

Average selling prices of our products may decrease, which may reduce our gross margins.

The average selling prices for our products may decline as a result of competitive pricing pressures, a change in our product mix, promotional programs and customers who negotiate price reductions in exchange for longer-term purchase commitments. For example, in the first quarter of 2002, we experienced pricing issues relating to our PRO product line due to rebates and incentives offered to our customers as well as a shift in mix between certain product lines. Together, these two factors reduced our overall average selling prices, and our product revenue for the first quarter of 2002 declined. In addition, competition has increased over the past year, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Furthermore, we anticipate that the average selling prices and gross margins for our products will decrease over product life cycles. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features, or that these products, if introduced, will enable us to maintain our average selling prices and gross margins at current levels.

If we are unable to compete successfully in the highly competitive market for Internet security products and services, our business will fail.

The market for Internet security products is worldwide and highly competitive. Competition has increased over the past year, and we expect competition to further intensify in the future. There are few substantial barriers to entry, and additional competition from existing competitors and new market entrants will likely occur in the future. Current and potential competitors in our markets include, but are not limited to the following, all of which sell worldwide or have a presence in most of the major markets for such products:

•	enterprise firewall software vendors such as Check Point Software;

•	network equipment manufacturers such as Cisco, Lucent Technologies, Nortel Networks and Nokia;

•	computer or network component manufacturers such as Intel;

•	security appliance and PCI card suppliers such as WatchGuard Technologies and NetScreen Technologies; and

•	encryption processing equipment manufacturers such as nCypher and Rainbow Technologies.

Competitors to date have generally targeted the security needs of small, medium and large enterprises with firewall, VPN and SSL products that range in price from approximately $300 to more than $15,000. We may experience increased competitive pressure on some of our products, resulting in both lower prices and gross margins. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and other resources than we do. In addition, our competitors may bundle products competitive to ours with other products that they may sell to our current or potential customers. These customers may accept these bundled products rather than separately purchasing our products. If any of the foregoing were to occur, our business could be adversely affected.

Rapid changes in technology and industry standards could render our products and services unmarketable or obsolete, and we may be unable to successfully introduce new products and services.

To succeed, we must continually introduce new products and change and improve our products in response to rapid technological developments and changes in operating systems, broadband Internet access, application and networking software, computer and communications hardware, programming tools, computer language technology and other security threats. Product development for Internet security appliances requires substantial engineering time and testing, and releasing new products and services prematurely may result in quality problems, and delays may result in loss of customer confidence and market share. In addition to developing new products, we have purchased a number of companies over the last few years and have integrated their products into our product line. We may be unable to develop new products and services or achieve and maintain market acceptance of them once they have come to market. In the past, we have on occasion experienced delays in the scheduled introduction of new and enhanced products and services, and we may experience delays in the future. For example, we did not achieve our expected level of penetration of large enterprise networks in the first quarter of 2002, and as a result, our revenues were less than originally expected and our stock price declined. Furthermore, when we do introduce new or enhanced products and services, we may be unable to manage the transition from the older products and services to minimize disruption in customer ordering patterns, avoid excessive inventories of older products and deliver enough new products and services to meet customer demand.

We offer retroactive price protection to our major distributors and if we fail to balance their inventory with end user demand for our products, our allowance for price protection may be inadequate. This could adversely affect our results of operations.

We provide our major distributors with price protection rights for inventories of our products held by them. If we reduce the list price of our products, our major distributors receive refunds or credits from us that reduce the price of such products held in their inventory based upon the new list price. As of December 31, 2001, we estimated that approximately $8.0 million of our products in our distributors’ inventory are subject to price protection, which represented approximately 7.1% of our revenue for the year ended December 31, 2001. We have incurred less than $100,000 of credits under our price protection policies in the past three fiscal years. Future credits for price protection will depend on the percentage of our price reductions for the products in inventory and our ability to manage the level of our major distributors’ inventory. If future price protection adjustments are higher than expected, our future results of operations could be materially adversely affected.

We are dependent on international sales for a substantial amount of our revenue. We face the risk of international business and associated currency fluctuations, which might adversely affect our operation results.

International revenue represented 31% of total revenue in 2001, 32% of total revenue in 2000, and 34% of total revenue in 1999. For the year ended December 31, 2001, revenue from Japan represented 10% of our total revenue, and revenue from all other international regions collectively represented approximately 21% of our total revenue. Our risks of doing business abroad include our ability to maintain distribution relationships on favorable terms, and if we are unable to do so, revenue may decrease from our international operations. Because our sales are denominated in U.S. dollars, the weakness of a foreign country’s currency against the dollar could increase the price of our products in such country and reduce our product unit sales by making our products more expensive in the local currency. We are subject to the risks of conducting business internationally, including potential foreign government regulation of our technology, general geopolitical risks associated with political and economic instability, changes in diplomatic and trade relationships, and foreign countries’ laws affecting the Internet generally.

Delays in deliveries from our component suppliers could cause our revenue to decline and adversely affect our results of operations.

Our products incorporate certain components or technologies that are available from single or limited sources of supply. Specifically, our products rely upon microprocessors from Motorola, Toshiba, IBM and Intel, security ASICs from Hi FN and Broadcom and incorporate software products from third-party vendors. We do not have long-term supply arrangements with any vendor, and any disruption in the supply of these products or technologies may adversely affect our ability to obtain necessary components or technology for our products. If this were to happen, our product shipments may be delayed or lost, resulting in a decline in sales and a loss of revenue. In addition, our products utilize components that have in the past been subject to market shortages and price fluctuations. If we experience price increases in our product components, we will experience declines in our gross margin.

We rely primarily on one contract manufacturer for all of our product manufacturing and assembly, and if we cannot obtain its services, we may not be able to ship products.

We outsource all of our hardware manufacturing and assembly primarily to one third-party manufacturer and assembly house, Flash Electronics, Inc. Flash Electronics manufactures our products in both the U.S. and China. We do not have a long-term manufacturing contract with this vendor, and our operations could be disrupted if we have to switch to a replacement vendor or if our hardware supply is interrupted for an extended period. In addition, we provide forecasts of our demand to Flash Electronics up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, Flash Electronics may have excess inventory, which would increase our costs. If we underestimate our requirements, Flash Electronics may have an inadequate component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We may also experience shortages of components from time to time, which also could delay the manufacturing of our products. If any of the foregoing occur, we could lose customer orders and revenue could decline.

If we do not retain our key employees and attract new employees, our ability to execute our business strategy will be impaired.

Our future success will depend largely on the efforts and abilities of our current senior management and our ability to attract and retain additional key personnel. In July 2002, our Chief Executive Officer, Cosmo Santullo, resigned. At that time, William Roach, Senior Vice President of Partners, Alliances and Strategic Accounts, was appointed to the role of interim

CEO. Future departures of key employees may be disruptive to our business and may adversely affect our operations. We do not maintain life insurance for any of our key personnel.

We may experience competition from products developed by companies with whom we currently have OEM relationships.

We have entered into arrangements with original equipment manufacturers (“OEMs”) to sell our products, and these OEMs sell our technologies under their brand name. Our OEM revenues represented approximately 12% and 15% of total revenues in 2001 and 2000, respectively. Some of our OEM partners compete in the same markets in which we and those OEMs sell our jointly-produced products, and recently those OEM partners have developed their own products that will compete against the jointly-produced products. This increased competition could result in decreased sales of our product to our OEM customers, less revenues, lower prices and/or reduced gross margins. If any of the foregoing occur, our business may suffer.

Failure to expand our market share in the large enterprise market would harm expected revenues and results of operations.

In October 2001, we acquired RedCreek Communications and have begun integrating the RedCreek technologies and product features into our product line. In particular, the RedCreek technologies are designed to address the needs of larger enterprise networking customers, and consequently, we anticipate that we will expand our market share in the enterprise market. Our experience in the larger enterprise market is relatively new, however, as sales of our small to medium enterprise products comprise a large majority of our revenues. If we fail to effectively integrate the RedCreek technologies into our products, or if potential customers do not purchase our larger enterprise products in the expected volumes, our revenues would be below our expectations and our results of operations would suffer.

Our revenue growth is dependent on the continued growth of broadband access services, which are currently in early stages of development, and if such services are not widely adopted or we are unable to address the issues associated with the development of such services, our sales will be adversely affected.

Sales of our products depend on the increased use and widespread adoption of broadband access services, such as cable, DSL, Integrated Services Digital Network, or ISDN, Frame Relay and T-1. These broadband access services typically are more expensive in terms of required equipment and ongoing access charges than are Internet dial-up access providers. Our business, prospects, results of operations and financial condition would be adversely affected if the use of broadband access services does not increase as anticipated or if our customers’ access to broadband services is limited. Critical issues concerning use of broadband access services are unresolved and will likely affect the use of broadband access services. These issues include security, reliability, bandwidth, congestion, cost, ease of access and quality of service. Even if these are resolved, if the market for products that provide broadband access to the Internet fails to develop, or develops at a slower pace than we anticipate, our business would be materially adversely affected.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

We currently rely on a combination of patent, trademark, copyright, and trade secret laws, confidentiality provisions and other contractual provisions to protect our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized parties may misappropriate or infringe on our patents, trade secrets, copyrights, trademarks, service marks and similar proprietary rights. As of September 30, 2002, we have filed 14 United States patent applications, and we plan to aggressively pursue additional patent protection. Our pending patent applications may not result in the issuance of any patents. Even if we obtain such patents, that will not guarantee that our patent rights will be valuable, create a competitive barrier, or will be free from infringement. Furthermore, if any patent is issued, it might be invalidated or circumvented or otherwise fail to provide us any meaningful protection. We face additional risk when conducting business in countries that have poorly developed or inadequately enforced intellectual property laws. In any event, competitors may independently develop similar or superior technologies or duplicate the technologies we have developed, which could substantially limit the value of our intellectual property.

Potential intellectual property claims and litigation could subject us to significant liability for damages and invalidation of our proprietary rights.

The computer industry has seen frequent litigation over intellectual property rights. We may face infringement claims from third parties in the future, or we may resort to litigation to protect our intellectual property rights or trade secrets. We expect that infringement claims will be more frequent for Internet participants as the number of products, services and competitors grows and the functionality of products and services overlaps. Any litigation, regardless of its success, would probably be costly and require significant time and attention of our key management and technical personnel. An adverse result in litigation could also force us to: stop or delay selling, incorporating or using products that incorporate the challenged intellectual property; pay damages; enter into licensing or royalty agreements, which may be unavailable on acceptable terms; or redesign products or services that incorporate infringing technology. If any of the above occur, our revenues could decline and our business could suffer.

We may have to defend lawsuits or pay damages in connection with any alleged or actual failure of our products and services.

Our products and services provide and monitor Internet security. If a third party were able to circumvent our security measures, such a person or entity could misappropriate the confidential information or other property of end users using our products and services or interrupt their operations. If that happens, affected end users or others may sue us for product liability, tort or breach of warranty claims. Although we attempt to reduce the risk of losses from claims through contractual warranty disclaimers and liability limitations, these provisions may be unenforceable. Some courts, for example, have found contractual limitations of liability in standard computer and software contracts to be unenforceable in some circumstances. Defending a lawsuit, regardless of its merit, could be costly and could divert management attention. Although we currently maintain business liability insurance, this coverage may be inadequate or may be unavailable in the future on acceptable terms, if at all. Our business liability insurance has no specific provisions for potential liability for Internet security breaches.

A security breach of our internal systems or those of our customers could harm our business.

Because we provide Internet security, we may become a greater target for attacks by computer hackers. We will not succeed unless the marketplace is confident that we provide effective Internet security protection. Networks protected by our products may be vulnerable to electronic break-ins. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Although we have not experienced any act of sabotage or unauthorized access by a third party of our internal network to date, if an actual or perceived breach of Internet security occurs in our internal systems or those of our end-user customers, regardless of whether we cause the breach, it could adversely affect the market perception of our products and services. This could cause us to lose current and potential customers, resellers, distributors or other business partners. If any of the above occur, our revenues could decline and our business could suffer.

If our products do not interoperate with our end customers’ networks, installations could be delayed or cancelled, which could significantly reduce our revenues.

Our products are designed to interface with our end user customers’ existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our end user customers’ networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as with future products that might be added to these networks in order to meet our end customers’ requirements. If we find errors in the existing software used in our end customers’ networks, we may elect to modify our software to fix or overcome these errors so that our products will interoperate and scale with their existing software and hardware. If our products do not interoperate with those within our end user customers’ networks, installations could be delayed or orders for our products could be cancelled, which could significantly reduce our revenues.

If an original equipment manufacturer customer cancels, reduces or delays purchases, our revenue may decline and our business could be adversely affected.

We currently have formed OEM relationships with four original equipment manufacturers including 3Com, Cisco, and Netgear. If we fail to sell to such OEMs in the quantities expected, or if any OEM terminates our relationship, this could adversely affect our reputation, the perception of our products and technology in the marketplace or the growth of our business, and your investment in our common stock may decline in value.

Potential future acquisitions could be difficult to integrate, disrupt our business, dilute shareholder value and adversely affect our operating results.

In November 2000, we completed the acquisition of Phobos Corporation and since then we have completed acquisitions of several smaller companies. We may make additional acquisitions or investments in other companies, products or technologies in the future. If we acquire other businesses in the future, we will be required to integrate operations, train, retain and motivate the personnel of these entities as well. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management’s attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners.

We may have to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our shareholders. In addition, our profitability has suffered because of acquisition-related costs and amortization costs for acquired goodwill and other intangible assets.

Undetected product errors or defects could result in loss of revenue, delayed market acceptance and claims against us.

We offer a one-year warranty on all of our products, allowing the end user to receive a repaired or replacement product for any defective unit. Historically, refunds based on product warranty claims have been insignificant. Although we have discovered few errors or defects in our products, our products may contain undetected errors or defects. If there is a product failure, we may have to replace all affected products without being able to record revenue for the replacement units, or we may have to refund the purchase price for such units. Despite extensive testing, some errors are discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in loss of revenue and claims against us. In the year ended December 31, 2001, refunds attributable to errors or defects in products amounted to less than 1% of total revenue.

If we are unable to meet our future capital requirements, our business will be harmed.

We expect our cash on hand, cash equivalents and commercial credit facilities to meet our working capital and capital expenditure needs for at least the next 12 months. However, at any time, we may decide to raise additional capital to take advantage of strategic opportunities available or attractive financing terms. If we issue equity securities, shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, operating results and financial condition.

Governmental regulations affecting Internet security could affect our revenue.

Any additional governmental regulation of imports or exports or failure to obtain required export approval of our encryption technologies could adversely affect our international and domestic sales. The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products and public networks for secure communications. This, in turn, could decrease demand for our products and services. In addition, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than we can in the United States and the international Internet security market.

Recently, political attention has resulted in legislative efforts to make the Internet safe for children at schools and other educational institutions receiving federal assistance by linking the receipt of federal funds to the existence of content filtering and security software for such institutions’ Internet connections. Some have questioned the constitutionality or other legality of such efforts. We believe that any government controls or attempts to regulate the Internet could have a material adverse effect on our business. For example, legislation requiring Internet security for schools receiving federal funds would encourage purchases of our SonicWALL products; a court ruling invalidating such legislation might reduce sales to these market segments.

Because they own approximately 24% of our stock, our officers and directors can significantly influence all matters requiring shareholder approval.

As of September 30, 2002, our officers and directors, in the aggregate, beneficially owned approximately 24% of our outstanding common stock. These shareholders, if acting together, would be able to significantly influence all matters requiring shareholder approval, including the election of directors, mergers or other forms of business combinations.

Our stock price may be volatile.

The market price of our common stock has been highly volatile and has fluctuated significantly in the past. We believe that it may continue to fluctuate significantly in the future in response to the following factors, some of which are beyond our control:

•	general economic decline, and the effect that decline has upon customers’ purchasing decisions;

•	variations in quarterly operating results;

•	changes in financial estimates by securities’ analysts;

•	changes in market valuations of technology and Internet infrastructure companies;

•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	loss of a major client or failure to complete significant license transactions;

•	additions or departures of key personnel;

•	sales of common stock in the future; and

•	fluctuations in stock market price and volume, which are particularly common among highly volatile securities of Internet-related companies.

Charter and bylaw provisions limit the authority of our shareholders, and therefore minority shareholders may not be able to significantly influence SonicWALL’s governance or affairs.

Our board of directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our charter documents also provide for limits on the ability of shareholders to call special meetings and act by written consent and prohibit cumulative voting for directors. As a result, minority shareholder representation on the board of directors may be difficult to establish. The charter documents also limit the persons who may call special meetings of the shareholders, prohibit shareholder actions by written consent and establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

THE OFFER

1.    Eligibility.

You are an “eligible employee” if you are an employee hired on or before 5:00 p.m., Pacific Time, on January 9, 2003, of SonicWALL or one of our subsidiaries in the United States and you remain employed through the date on which the options elected to be exchanged are cancelled. However, only persons who receive pay as regular employees of SonicWALL or one of our subsidiaries in the United States are eligible to participate in the offer. Employees of SonicWALL in countries other than the United States are not eligible to participate in the offer. In addition, executive officers and members of our board of directors are not eligible to participate in the offer. Our executive officers and directors are identified on Schedule A to this offer to exchange.

In order to receive a new option, you must remain employed by us or one of our subsidiaries or any successor of ours through the new option grant date, which is the date on which the new options are granted, and will be the first business day that is at least 6 months and 1 day after the cancellation date. If we do not extend the offer, we expect that the new option grant date will be August 11, 2003. If, for any reason, you do not remain an employee of SonicWALL, one of our subsidiaries in the United States or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without a good reason, die or we terminate your employment, with or without cause, before the new option grant date, you will not receive anything for the options that you elected to exchange and that we cancelled. Your employment with us or one of our subsidiaries will remain “at-will” and can be terminated by you or us or one of our subsidiaries at any time, with or without cause or notice.

2.    Number of options; expiration date.

Subject to the terms and conditions of the offer, we will accept outstanding, unexercised options with exercise prices greater than $10.00 per share that are held by eligible employees and that are properly elected to be exchanged, and are not validly withdrawn, before the expiration date and exchange them for new options. In addition, the offer is limited to only those options granted under our 1994 Stock Option Plan and our 1998 Stock Option Plan.

Each option grant that you elect to exchange must be for the entire portion that is outstanding and unexercised. We are not accepting partial tenders of options. However, you may elect to exchange the remaining portion of an option that you have partially exercised. As a result, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant.

For example and except as otherwise described below, if you hold (1) an option to purchase 1,000 shares at $30.00 per share, 700 of which you have already exercised, (2) an option to purchase 1,000 shares at an exercise price of $25.00 per share, and (3) an option to purchase 2,000 shares at an exercise price of $20.00 per share, you may elect to exchange:

•	your first option covering 300 remaining unexercised shares,

•	your second option covering 1,000 shares,

•	your third option covering 2,000 shares,

•	two of your three options,

•	all three of your options, or

•	none of your options.

These are your only choices in the above example. You may not, for example, elect to exchange your first option with respect to only 150 shares, or any other partial amount, under that grant or less than all of the shares under the second and third option grants.

If you elect to exchange any of your options, then you must elect to exchange all of your options that were granted to you since July 9, 2002, regardless of the exercise price. For example, if you received an option grant in January 2001 and a grant in October 2002 and you want to exchange your January 2001 option grant, you also would be required to exchange your October 2002 option grant, regardless of the exercise price of the October 2002 grant. This includes all options granted to you between the commencement of this offer on January 9, 2003 and the expiration date.

In addition, you may exchange only unexercised options; you may not exchange shares of our common stock that you currently own by virtue of previously-exercised options, even if you currently still own those shares of common stock and even if the exercise price that you paid was greater than $10.00 per share.

Subject to the terms of this offer, upon our acceptance of your properly tendered options, your options will be cancelled, and you will be entitled to receive a new option to purchase one share of our common stock for every one share of our common stock covered by an option submitted by you for exchange. The number of shares to be covered by your new option is subject to adjustment for any stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date. We will grant new options under our 1994 Stock Option Plan or 1998 Stock Option Plan, and therefore all new options will be subject to the terms of the 1994 Stock Option Plan or 1998 Stock Option Plan, as applicable, and to a new option agreement between you and us. You must sign a new option agreement before receiving a new option. The forms of option agreement under each plan are attached as exhibits to the Schedule TO with which this offer to exchange has been filed.

The expiration date for the offer will be 9:00 p.m., Pacific Time, on February 7, 2003, unless we extend the offer. We may, in our discretion, extend the period of time during which the offer will remain open, in which event the expiration date shall refer to the latest time and date at which the extended offer expires. See Section 15 of this offer to exchange for a description of our rights to extend, terminate and amend the offer.

3.    Purpose of the offer.

We issued the outstanding options under our stock option plans in order to:

•	provide our eligible employees with additional performance incentives and to promote the success of our business, and

•	encourage our eligible employees to continue their employment with us.

The offer provides an opportunity for us to offer our eligible employees a valuable incentive to stay with us and continue to work to promote the success of our business. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares, which options commonly are referred to as being “underwater.” By making this offer to exchange outstanding options for new options that will have an exercise price at least equal to the market value of the shares on the new option grant date, we intend to provide our eligible employees with the benefit of owning options that over time may have a greater potential to increase in value. We believe this will create better performance incentives for employees and thereby maximize stockholder value. However, because we will not grant new options until the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of our current outstanding options.

We chose to make this offer instead of simply granting more options for a number of reasons. Because of the large number of outstanding underwater options, granting additional options covering the same number of shares of common stock as the outstanding eligible options would potentially have a negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited number of options that we may grant without stockholder approval, and therefore our current reserves must be conserved for ongoing grants and new hires.

Subject to the above, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•
any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment (except possibly with respect to the position of chief executive officer, which is currently held by William Roach, who is currently our interim chief executive officer);

•	any other material change in our corporate structure or business;

•	our common stock being delisted from a national securities exchange or not being authorized for quotation in an automated quotation system operated by a national securities association;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of an amount of our securities or the disposition of an amount of any of our securities; or

•	any change in our charter or bylaws, or any actions which may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should accept this offer and elect to exchange your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether or not to elect to exchange your options.

4.    Procedures for electing to exchange options.

Proper Election to Exchange Options.

You will receive an election form on which you must list the option grants that you want to elect to exchange. To validly elect to exchange your options through the offer, you must, in accordance with the instructions of the election form, properly complete, execute and deliver the election form to Michael Sheridan via facsimile at (408) 745-9209) or by hand to Mr. Sheridan at his office at SonicWALL, 1143 Borregas Avenue, Sunnyvale, California 94089, along with any other required documents. Mr. Sheridan must receive the properly completed election forms before the offer expires at 9:00 p.m., Pacific Time, on February 7, 2003, unless we decide to extend the offer.

If you elect to exchange any options through this offer, you must also elect to exchange all options that we granted to you since July 9, 2002. Even if you submit an election form but fail to list the options that are required to be elected to be exchanged, they automatically will be tendered for exchange under this offer.

If you submit an election form, and then decide that you would like to elect to exchange additional options, you must submit a new election form to Mr. Sheridan by the expiration date. This new election form must be signed and dated after your original election form and must be properly completed. This new election form must also list all of the options that you wish to tender for exchange, including options listed on your previous election form if you still wish to tender those options.

The delivery of all documents, including election forms, is at your risk. It is your responsibility to ensure that your election form has been received by us. You should be sure to keep any confirmations or receipts that you obtain when you send in your election form, such as a facsimile confirmation sheet.

However, our receipt of your election form is not by itself an acceptance of the options for exchange. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice by press release or e-mail. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect to be February 7, 2003.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

We will determine, in our discretion, all questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept all properly tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the election period, subject only to an extension that we may grant in our sole discretion.

Our Acceptance Constitutes an Agreement.

Your election to exchange options through the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your options elected to be exchanged by you through the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

In order to administer this offer, we must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the offer. By submitting an election form or a withdrawal form, you agree to such collection, use and transfer of your personal data by us, our subsidiaries and the third parties assisting us with the offer, but only for the purpose of administering your participation in this offer. By submitting an election form or a withdrawal form, you also acknowledge and agree that:

•	the parties receiving this data may be located outside of your country, and the recipient’s country may have different data privacy laws and protections than yours;

•	the data will be held only as long as necessary to administer and implement the program;

•	you can request from us a list of the parties that may receive your data;

•	you can request additional information about how the data is stored and processed; and

•	you can request that the data be amended if it is incorrect.

You can withdraw your consent to the collection, use and transfer of your data by contacting us. You should note, however, that if you withdraw your consent, it may affect your ability to participate in this option exchange program. Please contact us, or your local human resources representative, if you have any questions.

5.    Withdrawal rights and change of election.

You may withdraw any options that you previously elected to exchange only in accordance with the provisions of this section. You will receive a withdrawal form, which you may use for this purpose.

You may withdraw your options that you previously elected to exchange at any time before 9:00 p.m., Pacific Time, on February 7, 2003. If we extend the offer beyond that time, you may withdraw your options at any time until the extended expiration of the offer.

In addition, although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on March 10, 2003, you may withdraw your options at any time thereafter.

To validly withdraw some or all of the options that you previously elected to exchange, you must deliver to Michael Sheridan via facsimile at (408) 745-9209 or by hand to Michael Sheridan at his office at SonicWALL, 1143 Borregas Avenue, Sunnyvale, California 94089, in accordance with the procedures listed in Section 4 above, a signed and dated withdrawal form with the required information, while you still have the right to withdraw the options. We will not accept verbal or email attempts to withdraw from the exchange offer.

You may not rescind any withdrawal, and any options that you withdraw will be deemed not properly tendered for purposes of the offer, unless you properly re-elect to exchange those options before the expiration date. To re-elect to exchange some or all of your withdrawn options, you must submit a new election form to Mr. Sheridan before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form and after your withdrawal form. It must be properly completed and it must list all of the options you wish to tender for exchange.

If you do not wish to withdraw any options from the offer, but would like to elect to tender additional options for exchange, you must submit a new election form to Mr. Sheridan before the expiration date by following the procedures described in Section 4 of this offer to exchange. This new election form must be signed and dated after your original election form. It must be properly completed and it must list all of the options you wish to tender for exchange.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any withdrawal form or any new election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal forms and new election forms. Our determination of these matters will be final and binding.

The delivery of all documents, including any withdrawal forms, any new election forms and any other required documents, is at your risk. It is your responsibility to ensure that we have received your withdrawal forms or any other documents you have submitted. You should be sure to keep any confirmations or receipts that you obtain when you send in your withdrawal form or your new election form, such as a facsimile confirmation sheet.

6.    Acceptance of options for exchange and issuance of new options.

Upon the terms and conditions of the offer and promptly following the expiration date, we will accept for exchange and cancel eligible options properly elected for exchange and not validly withdrawn before the expiration date. Once the options are cancelled, you no longer will have any rights with respect to those options. Subject to the terms and conditions of this offer, if your options are properly tendered by you for exchange and accepted by us, these options will be cancelled as of the date of our acceptance, which we anticipate to be February 7, 2003. For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance for exchange of the options. This notice may be made by press release or e-mail. Subject to our rights to terminate the offer, discussed in

Section 15 of this offer to exchange, we currently expect that we will accept promptly after the expiration date all properly tendered options that are not validly withdrawn.

You will be granted a new option on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange. Our board of directors has selected this date as the actual grant date for the new options. We will grant new options under our 1994 Stock Option Plan or our 1998 Stock Option Plan.

Therefore, subject to the terms and conditions of this offer, if your options are properly elected to be exchanged by February 7, 2003, the scheduled expiration date of the offer, and are accepted for exchange by us and cancelled on February 7, 2003, you will be granted a new option on August 11, 2003. If we accept and cancel options properly tendered for exchange after February 7, 2003, the date on which the new options will be granted will be similarly delayed. Promptly after the expiration date of the exchange offer, we will issue to you a promise to grant stock option. The promise to grant stock option will evidence our binding commitment to grant a stock option to you on a date no earlier than 6 months and 1 day after the cancellation date covering the number of shares you would be entitled to under this offer, provided that you remain an employee of us or one of our subsidiaries or any successor of ours through the date on which the grant is to be made.

Subject to the terms of this offer, upon our acceptance of your properly tendered options, you will be entitled to receive a new option to purchase one share of our common stock for every one share of our common stock covered by an option submitted by you for exchange. The number of shares covered by your new option is subject to adjustments for any stock splits, subdivisions, combinations, stock dividends and similar events that occur between the cancellation date and the new option grant date.

If, for any reason, you are not an employee of us, one of our subsidiaries in the United States or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for your options that have been cancelled pursuant to this offer.

If we accept options you elect to exchange in the offer, we will defer granting to you any other options for which you otherwise may be eligible before the new option grant date. Consequently, we will not grant you any new options until at least 6 months and 1 day after any of your options have been cancelled. We will defer granting you these other options in order to avoid incurring compensation expense against our earnings as a result of accounting rules that could apply to these interim option grants as a result of the offer.

Options that you choose not to elect to exchange or that we do not accept for exchange will remain outstanding until they expire by their terms and retain their current exercise price and current vesting schedule.

7.    Conditions of the offer.

Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred:

•
there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

•
any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us;

•	there shall have occurred:

—	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

—	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

—
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States;

—
in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including a decline of at least 10% in either the Dow Jones Industrial Average, the NASDAQ Index or the Standard & Poor’s 500 Index from the date of commencement of the exchange offer;

—
the commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the exchange offer; or

—
if any of the situations described above existed at the time of commencement of the exchange offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the exchange offer;

•	as the term “group” is used in Section 13(d)(3) of the Exchange Act:

—
any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the exchange offer;

—	any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

—
any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of eligible options;

•
there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer;

•
a tender or exchange offer, other than this exchange offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

•	any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business or financial condition; or

•
any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 3 above for a description of the contemplated benefits of the offer to us).

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered eligible options to tendering holders;

•	complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.    Price range of shares underlying the options.

The shares underlying your options currently are traded on the Nasdaq Stock Market under the symbol “SNWL”. The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the Nasdaq Stock Market.

	High	Low
Fiscal Year 2002
Quarter ended December 31, 2002	4.25	1.79
Quarter ended September 30, 2002	5.39	2.61
Quarter ended June 30, 2002	12.99	4.40
Quarter ended March 31, 2002	21.98	12.53

Fiscal Year 2001
Quarter ended December 31, 2001	19.70	11.26
Quarter ended September 30, 2001	23.96	10.95
Quarter ended June 30, 2001	25.21	9.25
Quarter ended March 31, 2001	19.94	8.63

Fiscal Year 2000
Quarter ended December 31, 2000	24.38	12.00
Quarter ended September 30, 2000	54.31	26.81
Quarter ended June 30, 2000	46.63	22.06
Quarter ended March 31, 2000	66.25	17.69

On January 8, 2003, the last reported sale price during regular trading hours of our common stock, as reported by the Nasdaq Stock Market, was $4.00 per share.

We recommend that you evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept the offer.

9.    Source and amount of consideration; terms of new options.

Consideration.

We will issue new options to purchase shares of our common stock under our 1994 Stock Option Plan or our 1998 Stock Option Plan in exchange for the eligible outstanding options properly elected to be exchanged by you and accepted by us that will be cancelled.

Terms of New Options.

For every new option granted, a new option agreement will be entered into between us and each option holder who has elected to participate in the offer. The terms and conditions of the new options may vary from the terms and conditions of the options that you tendered for exchange, but such changes generally will not substantially and adversely affect your rights.

Number of New Options.    Subject to any adjustments for stock splits, subdivisions, combinations, stock dividends and similar events that occur after the cancellation date but before the new option grant date and subject to the other terms and conditions of the offer, upon our acceptance of your properly tendered options, you will be entitled to receive a new option to purchase one share of our common stock for every one share of our common stock covered by an option submitted by you for exchange. If we receive and accept tenders from eligible employees of all options eligible to be tendered, subject to the terms and conditions of this offer, new options to purchase a total of approximately 2,423,647 shares of our common stock, or approximately 3.6% of the total shares of our common stock outstanding as of December 31, 2002, will be issued.

Vesting Schedule.    You should note that the vesting schedule of your new option will be identical to the vesting schedule of your old option, with credit being given for shares that would have vested under your old option, including the 6 month and 1 day period between the cancellation date of the old option and the grant date of the new option. The following example further explains the vesting schedule:

An employee has an option to purchase 18,000 shares of our common stock, which was granted on January 1, 2001. The option has a vesting start date of January 1, 2001, and it vests over four years with a one-year cliff (that is, 1/4 of the shares subject to the option vest on the one-year anniversary of the vesting start date and 1/48 of the shares subject to the option vest monthly thereafter). Thus, under this example, 4,500 shares vest on January 1, 2002, and an additional 375 shares vest on the first of each month thereafter.

If the employee chooses not to participate in the offer, then on August 11, 2003, she would be vested in 11,625 shares (that is, 4,500 shares vested on January 1, 2002, and then an additional 375 shares vested at the first of each of the 19 months from and including February 1, 2002 through August 1, 2003).

If the employee chooses to participate in the offer, then on August 11, 2003 (assuming that she is still employed by us or one of our successor entities), she would receive an option to purchase 18,000 shares, of which 11,625 would be immediately vested on August 11, 2003 – which is exactly how many shares would be vested if the employee chose not to participate in the offer. Thereafter, 1/48 of the shares (or 375 shares) would vest at the beginning of each month thereafter, beginning on September 1, 2003.

Exercise Price.    For all eligible employees, the exercise price per share of the new options will be 100% of the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq Stock Market on the date of grant. Accordingly, we cannot predict the market price of the new options. You should note that because we will not grant new options until the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, your new option may have a higher exercise price than some or all of the options that you elect to exchange.

Type of Options.    All new options will be granted as incentive stock options for purposes of the U.S. Internal Revenue Code to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by multiplying, for each option grant: (i) the option exercise price by (ii) the number of shares subject to the option that will be vested and exercisable during a particular calendar year. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws. Please see Section 14 of this offer, which contains an example that explains how your new option may be a non-qualified stock option in part while your old option may be entirely an incentive stock option

General Terms of our Stock Option Plans.

The following descriptions summarize the material terms of our 1994 Stock Option Plan or our 1998 Stock Option Plan. Our statements in this offer to exchange concerning our 1994 Stock Option Plan or our 1998 Stock Option Plan and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our 1994 Stock Option Plan or our 1998 Stock Option Plan, respectively, and the form(s) of option agreements under the plans. Please contact us at SonicWALL, Inc., 1143 Borregas Avenue, Sunnyvale, California 94089, Attention: Brad Dowhaniuk (telephone: (408) 745-9600) to receive a copy of our 1994 Stock Option Plan or our 1998 Stock Option Plan and the form(s) of option agreements thereunder. We will promptly furnish you copies of these documents at our expense.

Overview of the 1994 Stock Option Plan.    The maximum number of shares available for issuance through the exercise of options granted under our 1994 Stock Option Plan is 6,000,000 shares. The 1994 Stock Option Plan is administered by the board of directors or a committee appointed by the board of directors, which we refer to as the administrator. Subject to the other provisions of the 1994 Stock Option Plan, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

Overview of the 1998 Stock Option Plan.    The maximum number of shares available for issuance through the exercise of options granted under our 1998 Stock Option Plan is 20,475,528 shares, plus an automatic annual increase on each January 1 equal to the least of (i) 4,000,000 shares, (ii) 4% of the number of shares outstanding on the last day of the immediately preceding fiscal year, or (iii) a lesser number of shares determined by our board of directors. The 1998 Stock Option Plan is administered by the board of directors or a committee appointed by the board of directors, which we refer to as the administrator. Subject to the other provisions of the 1998 Stock Option Plan, the administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

Term of Options.    Options generally have a term of 10 years. All new options to be granted through this offer will have a term of 10 years.

Termination of Employment Before the New Option Grant Date.    If, for any reason, you are not an employee of us, one of our subsidiaries in the United States or a successor entity from the date on which you elect to exchange your options through the date on which we grant the new options, you will not receive any new options or any other compensation in exchange for your options that have been accepted for exchange. This means that if you quit, with or without good reason, die, or we terminate your employment, with or without cause, before the date on which we grant the new options, you will not receive anything for the options that you tendered and which we cancelled.

Termination of Employment After the New Option Grant Date.    In the event that either you or we terminate your employment after receiving a new option grant for any reason other than death or disability, you may exercise your option within the time frame specified in your option agreement, or if no time is specified: (i) within 90 days of your termination if your option is granted under our 1998 Stock Option Plan, or (ii) within three months of your termination if your option was granted under our 1994 Stock Option Plan, but in either case, only to the extent that you are entitled to exercise it at termination.

If you had been an employee since the date of your option grant and your employment terminates because of your death, your personal representatives, heirs or legatees generally may exercise any option held by you on the date of your termination, to the extent that it was exercisable at the date of termination, within the time frame specified in your option agreement, or if no time is specified: (i) at any time during the 10-year option period, if your option is granted under our 1998 Stock Option Plan; or (ii) at any time within 6 months following your death, if your option is granted under our 1994 Stock Option Plan. Under our 1998 Stock Option Plan, if you die within ninety days after your termination of employment, your personal representatives, heirs or legatees generally may exercise any option held by you on the date of your termination, to the extent that it was exercisable at the date of termination, within the time frame specified in your option agreement, or if no time is specified, at any time during the 10-year option period.

If you had been an employee since the date of your option grant and you become permanently and totally disabled, you generally may exercise any option held by you on the date of your disability, to the extent that it was exercisable at the date of disability, within the time frame specified in your option agreement, or if no time is specified: (i) at any time within one year following the date of your disability, if your option is granted under our 1998 Stock Option Plan; or (ii) at any time within 6 months following the date of your disability, if your option is granted under our 1994 Stock Option Plan. Under our 1998 Stock Option Plan, if you become permanently and totally disabled within ninety days after your termination of employment, you generally may exercise any option held by you on the date of your disability, to the extent that it was exercisable at the date of disability, within the time frame specified in your option agreement, or if no time is specified, at any time during the one year period following your disability.

Exercise Price.    Generally, the administrator determines the exercise price at the time the option is granted. For all eligible employees, the exercise price per share of the new options will be 100% of the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq Stock Market on the date of grant. Accordingly, we cannot predict the market price of the new options. Your new options may have a higher exercise price than some or all of your current options.

Vesting and Exercise.    Each stock option agreement specifies the term of the option and the date on which the option becomes exercisable. The administrator determines the terms of vesting. The vesting schedule of your new option will be identical to the vesting schedule of your old option, with credit being given for shares that would have vested under your old option, including the 6 month and 1 day period between the cancellation date of the old option and the grant date of the new option.

Adjustments Upon Certain Events.

Events Occurring before the New Option Grant Date.    If we merge or consolidate with or are acquired by another entity between the expiration date and the new option grant date, then the resulting entity will be obligated to grant the new options under the same terms as provided in this offer. However, the type of security and the number of shares covered by each new option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. As a result, you may receive options for more or fewer shares of the acquiror’s common stock than the number of shares subject to the eligible options that you exchange or than the number you would have received pursuant to a new option if no acquisition had occurred.

The new options for the purchase of an acquiror’s stock will have an exercise price at least equal to the fair market value of the acquiror’s stock on the new option grant date. If the acquiror’s stock was not traded on a public market, the fair market value of the acquiror’s stock may be determined in good faith by the acquiror’s board of directors, and the exercise price of the new options would reflect that determination. If we merge or consolidate with or are acquired by another entity, options that are not tendered for exchange may receive a lower or higher exercise price, depending on the terms of the transaction, than those options that are tendered for exchange.

Regardless of any such merger or acquisition, the new option grant date will be the first business day that is at least 6 months and 1 day after the cancellation date. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. If you submit your options in the exchange and the merger, consolidation or acquisition occurs after the expiration date but prior to the new option grant date, you will not be able to exercise your option to purchase SonicWALL common stock prior to the effective date of the merger or acquisition.

You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger, consolidation or acquisition. The exercise price of new options granted to you after the announcement of a merger, consolidation or acquisition of SonicWALL would reflect any appreciation in our stock price resulting from the announcement, and could therefore exceed the exercise price of your current options. This could result in option holders who do not participate in this offer receiving a greater financial benefit than option holders who do participate. In addition, your new options may be exercisable for stock of the acquiror, not SonicWALL common stock, while option holders who decide not to participate in this offer could exercise their options before the effective date of the merger, consolidation or acquisition and sell their SonicWALL common stock before the effective date.

If a change in our capitalization, such as a stock split, combination, stock dividend or other similar event, occurs after the cancellation date but before the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

Events Occurring after the New Option Grant Date.    If a change in our capitalization, such as a stock split, combination, stock dividend, or other similar event, occurs after the new option grant date, an appropriate adjustment will be made to the number of shares subject to each option, without any change in the aggregate purchase price.

The 1994 Stock Option Plan provides that, in the event of a merger where we are not the surviving corporation, options shall be terminated unless the surviving corporation assumes outstanding options or replaces them with substitute options having substantially similar terms and conditions.

The 1998 Stock Option Plan provides that, in the event of a merger where we are not the surviving corporation, options shall either be assumed by the new entity or shall terminate. If options are not assumed, each optionee shall be provided at least ten days notice and the opportunity to exercise each outstanding option.

Transferability of Options.    New options may not be transferred, other than by will or the laws of descent and distribution. In the event of your death, issued options may be exercised by any person who acquires the right to exercise the option by bequest or inheritance.

Registration of Option Shares.    A total of 1,493,974 shares of common stock issuable under the 1994 Stock Option Plan and 16,855,159 shares of common stock issuable under the 1998 Stock Option Plan have been registered under the Securities Act of 1933, as amended (the “Securities Act”) on registration statements on Form S-8 filed with the SEC. All the shares issuable upon exercise of all new options to be granted pursuant to the offer will be registered under the Securities Act. Unless you are one of our affiliates, you will be able to sell the shares issuable upon exercise of your new options free of any transfer restrictions under applicable U.S. securities laws.

U.S. Federal Income Tax Consequences.    You should refer to Section 14 of this offer to exchange for a discussion of the U.S. federal income tax consequences of the new options and the options tendered for exchange, as well as the consequences of accepting or rejecting the new options under this offer to exchange. If you are a resident of or are otherwise subject to the tax laws of the United States, but are also subject to the tax laws of another country, you should be aware that there may be other tax and social insurance consequences which may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

10.    Information concerning SonicWALL.

Our principal executive offices are located at 1143 Borregas Avenue, Sunnyvale, California 94089, and our telephone number is (408) 745-9600. Questions regarding this option exchange should be directed to Michael Sheridan or Brad Dowhaniuk.

We were incorporated under the laws of the state of California in 1991 under the name Sonic Systems, Inc. In 1999, we changed our name to SonicWALL, Inc.

We design, develop, manufacture and sell Internet security infrastructure products designed to provide secure Internet access to broadband customers, enable secure Internet-based connectivity for distributed organizations and process secure transactions for enterprises and service providers. We believe our access security appliances provide high performance, robust, reliable, easy-to-use and affordable Internet firewall security and virtual private networking (“VPN”) functionalities. We also sell value-added security applications for our access security appliances including content filtering and vulnerability assessment services, digital certificates and anti-virus protection on an annual subscription basis. Our transaction security products provide high performance SSL acceleration and offloading to enable service providers and enterprises to deploy e-commerce and web-based applications without degrading web server performance. We sell our products primarily to customers in the small to medium enterprise, e-commerce, service provider, branch office and telecommuter markets.

The financial information included in our annual report on Form 10-K for the fiscal year ended December 30, 2001 and our quarterly report on Form 10-Q for the quarter ended September 30, 2002 is incorporated herein by reference. Please see Section 17 of this Offer to Exchange entitled, “Additional Information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

We had a book value per share of $6.63 as of September 30, 2002.

11.    Interests of directors and officers; transactions and arrangements concerning the options.

A list of our executive officers and directors is attached to this offer to exchange as Schedule A. Executive officers and directors may not participate in the offer. As of January 9, 2003, our executive officers and directors (10 persons) as a group beneficially owned options outstanding under our 1994 Stock Option Plan to purchase a total of 450,000 of our shares, which represented approximately 66% of the shares subject to all options outstanding under the 1994 Stock Option Plan as of that date. As of the same date, our executive officers and directors as a group beneficially owned options outstanding under our 1998 Stock Option Plan to purchase a total of 3,375,000 of our shares, which represented approximately 38% of the shares subject to all options outstanding under the 1998 Stock Option Plan. Executive officers and directors as a group beneficially owned options outstanding under all of the above-referenced stock plans to purchase a total of 3,825,000 of our shares, which represented approximately 40% of the shares subject to all options outstanding under these plans as of that date. The options to purchase our shares owned by executive officers and directors are not eligible to be tendered in the offer.

The following table below sets forth the beneficial ownership of each of our executive officers and directors of options outstanding under our 1994 Stock Option Plan and our 1998 Stock Option Plan as of December 31, 2002. The percentages in the table below are based on a total of outstanding options under the 1994 Stock Option Plan and 1998 Stock Option Plan to purchase 9,673,531 shares of our common stock as of December 31, 2002. None of the executive officers and directors noted on the table are eligible to participate in the offer.

Name	Position	Number of Shares Covered by Outstanding Options Granted Under the Eligible Plans	Percentage of Total Outstanding Options Under the Eligible Plans
William F. Roach	Interim Chief Executive Officer	400,000	4.13
Sudhakar Ravi	Chief Technology Officer	900,000	9.30
Michael Sheridan	Senior Vice President, Strategy and Chief Financial Officer	675,000	6.98
Ronald E. Heinz, Jr.	Senior Vice President, Worldwide Sales and Marketing	300,000	3.10
Paul H. Cook	Senior Vice President, Human Resources	325,000	3.36
Sreekanth Ravi	Chairman of the Board of Directors	900,000	9.30
Charles D. Kissner	Director	150,000	1.55

Name	Position	Number of Shares Covered by Outstanding Options Granted Under the Eligible Plans	Percentage of Total Outstanding Options Under the Eligible Plans
David A. Shrigley	Director	50,000	0.52
Cary H. Thompson	Director	75,000	0.78
Robert M. Williams	Director	50,000	0.52

Neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase our common stock under our 1994 Stock Option Plan and 1998 Stock Option Plan, or in transactions involving our common stock during the past 60 days before and including January 9, 2003.

12.    Status of options acquired by us in the offer; accounting consequences of the offer.

Options that we acquire through the offer will be cancelled and the shares subject to those options will be returned to the pool of shares available for grants of new awards under each respective plan.

If we were to grant the new options under a traditional stock option repricing, in which an employee’s current options would be immediately repriced, or on any date that is earlier than 6 months and 1 day after the date on which we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least 6 months and 1 day, we believe that we will not have to treat the new options as variable awards and will avoid these accounting charges. As a result, we believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer.

13.    Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any additional approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 7 of this offer to exchange.

If we are prohibited by applicable laws or regulations from granting new options on the new option grant date, which is expected to be August 11, 2003, we will not grant any new options. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited on the new option grant date we will not grant any new options and you will not receive any other compensation for the options you tendered.

14.    Material U. S. federal income tax consequences.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

All the new options granted in exchange for old options will be granted as incentive stock options for purposes of the U.S. Internal Revenue Code to the maximum extent they qualify as incentive stock options under the U.S. tax laws on the date of grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by multiplying, for each option grant: (i) the option exercise price by (ii) the number of shares subject to the option that will be vested and exercisable during a particular calendar year. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current U.S. tax laws.

Because the vesting schedule of your new option will be identical to the vesting schedule of your old option—with credit being given for shares that would have vested under your old option, including the 6 month and 1 day period between the cancellation date of the old option and the grant date of the new option—it is possible that your new option may in part be a non-qualified stock option, while your old option may entirely be an incentive stock option. The following example, which assumes that there have been no stock splits, further explains such a situation:

On January 1, 2000, an employee is granted an incentive stock option to purchase 18,000 shares of common stock at an exercise price of $11 per share. The option vests as to 1/4 of the shares subject to the option on the one-year anniversary of the date of grant, and thereafter vests monthly as to 1/48 of the shares.

If the employee chooses not to participate in the offer, then all of the shares would be treated as granted pursuant to an incentive stock option. This is because the value of options that become vested and exercisable in any calendar year never exceeds $100,000. Specifically, the shares vest and become exercisable as follows:

•	in 2000, no shares vest;

•
in 2001, 8,625 shares vest (4,500 vest on January 1, 2001, and then 375 vest on the first of each of the eleven months thereafter from February 1, 2001 to December 1, 2001), and the value of those vested shares equals $94,875 (which is 8,625 multiplied by $11);

•	in 2002, 4,500 shares vest (375 per month for twelve months), and the value of those vested shares is $49,500;

•	in 2003, 4,500 shares vest (375 per month for twelve months), and the value of those vested shares is $49,500; and

•	in 2004, the final 375 shares vest, which have a value of $4,125.

If the employee chooses to participate in the offer, then some of the shares subject to the option may be treated as being granted pursuant to a non-qualified stock option, depending on the exercise price on August 11, 2003, which is the anticipated date of grant for the new options. For example, if the exercise price is $7 per share, then some of the shares subject to the new option will be treated as being granted pursuant to a non-qualified stock option. Specifically, because the new option would vest according to the vesting schedule of the old option (with credit being given for amounts that would have vested under the old option), the employee would vest in a total of 18,375 shares in 2003, as follows: (i) 17,625 shares of the new option would vest in 2003 (which corresponds to the 8,625 shares that would have vested in 2001, the 4,500 shares that would have vested in 2002, and the 4,500 shares that would have vested in 2003, according to the vesting schedule of the old option); plus (ii) 375 shares of the old option that vested on January 1, 2003 and another 375 shares of the old option that vested on February 1, 2003. Thus, the value of the shares becoming vested and exercisable in 2003 would be $131,625 ($7 multiplied by 17,625, plus $11 multiplied by 750), which is well over the $100,000 limit. Therefore, of the 17,625 shares of the new option grant that vest in 2003, 13,107 shares would be treated as granted pursuant to an incentive stock option (the quantity of ($100,000 minus $11 multiplied by 750) divided by $7), and the remaining 4,518 shares of the new option that vest in 2003 would be treated as granted pursuant to a non-qualified stock option. The remaining 375 shares of the new option that vest in 2004 would be treated as granted pursuant to an incentive stock option.

We advise all option holders considering exchanging their options to meet with their own tax advisors with respect to the federal, state, and local tax consequences of participating in the offer.

Incentive Stock Options

Under current law, an option holder will not realize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. Nonetheless, an option holder’s alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Except in the case of an option holder’s death or disability, if an option is exercised more than three months after the option holder’s termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to non-qualified stock options.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

•	more than two years after the date the incentive stock option was granted, and

•	more than one year after the date the incentive stock option was exercised.

If the disposition of the option shares is qualifying, any excess of the sale price of the option shares, over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale.

If the disposition is not qualifying, which we refer to as a “disqualifying disposition,” the excess of the fair market value of the shares on the date the option was exercised over the exercise price, will be taxable income to the option holder at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, we will not be entitled to a tax deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, we will be entitled to a tax deduction equal to the amount of compensation income taxable to the option holder.

All new options will be granted as an incentive stock option to the maximum extent they qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a non-qualified stock option.

You should note that there is a risk that any incentive stock options you have may be affected, even if you do not participate in the exchange. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer to exchange options. The IRS may, however, characterize this offer to exchange as a “modification” of those incentive stock options eligible for tender, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of the incentive stock options that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings issued by the IRS contain the IRS’s opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the same opinion would apply to their situation, even if the facts at issue are similar. Although such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a “modification” of incentive stock options that can be tendered. A successful assertion by the IRS of this position could extend the option’s holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.

Non-Qualified Stock Options.

Under current law, an option holder will not realize taxable income upon the grant of a non-qualified stock option. However, when an option holder exercises the option, the difference between the exercise price of the option, and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder.

We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.

15.    Extension of offer; termination; amendment.

We expressly reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which the exchange offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the expiration date, we will also extend your right to withdraw tenders of eligible options until such extended expiration date. In the case of an extension, we will issue a press release or other public announcement no later than 6:00 a.m., Pacific Time, on the next business day after the previously scheduled expiration date.

We also expressly reserve the right, in our reasonable judgment, before the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this offer to exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event listed in Section 7 of this offer to exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing notes sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in the offer or the consideration being offered by us for the eligible options in the offer, the offer will remain open for at least ten business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer’s period so that at least five business days, or such longer period as may be required by the tender offer rules, remain after such change.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

16.    Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be exchanged through this offer.

17.    Additional information.

This offer to exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

1.    Our annual report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002.

2.    Our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2002, filed with the SEC on May 15, 2002.

3.    Our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2002, filed with the SEC on August 14, 2002.

4.    Our quarterly report on Form 10-Q for our fiscal quarter ended September 30, 2002, filed with the SEC on November 14, 2002,

5.    Our definitive proxy statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the SEC on November 6, 2002.

6.    Our current reports on Form 8-K or Form 8-K/A filed on October 4, 2002; August 6, 2002; April 19, 2002; April 5, 2002; January 28, 2002 and January 8, 2002.

7.    The description of our common stock contained in our registration statement on Form 8-A as filed pursuant to section 12(g) of the Securities Exchange Act of 1934 on October 19, 1999.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Each person to whom a copy of this offer to exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at SonicWALL, Inc., 1143 Borregas Avenue, Sunnyvale, California 94089, Attention: Michael Sheridan, or telephoning Michael Sheridan at (408) 745-9600.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information contained in this offer to exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

18.    Financial statements.

Attached as Schedule B to this offer to exchange are our financial statements that are included in our annual report on Form
10-K for our fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002 and our quarterly report on Form 10-Q for our fiscal quarter ended September 30, 2002, filed with the SEC on November 14, 2002.

More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 17 of this offer to exchange.

19.    Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your options through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this offer to exchange and in the related option exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SonicWALL, Inc.

January 9, 2003

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS
AND DIRECTORS OF SONICWALL, INC.

The executive officers and directors of SonicWALL, Inc. and their positions and offices as of January 9, 2003, are set forth in the following table:

Name	Position and Offices Held
William F. Roach	Interim Chief Executive Officer
Sudhakar Ravi	Chief Technology Officer
Michael Sheridan	Senior Vice President, Strategy and Chief Financial Officer
Ronald E. Heinz, Jr.	Senior Vice President, Worldwide Sales and Marketing
Paul H. Cook	Senior Vice President, Human Resources
Sreekanth Ravi	Chairman of the Board of Directors
Charles D. Kissner	Director
David A. Shrigley	Director
Cary H. Thompson	Director
Robert M. Williams	Director

The address of each executive officer and director is: c/o SonicWALL, Inc., 1143 Borregas Avenue, Sunnyvale, California 94089.

None of the executive officers or directors identified on this Schedule A are eligible to participate in this option exchange program.

A-1

SCHEDULE B
FINANCIAL STATEMENTS
OF SONICWALL, INC.

SONICWALL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2002	December 31, 2001
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$159,399	$60,908
Short term investments	74,599	166,271
Accounts receivable, net	13,853	15,642
Inventories, net	6,436	5,489
Deferred income taxes	13,743	20,364
Prepaid expenses and other current assets	2,765	3,384

Total current assets	270,795	272,058
Property and Equipment, net	6,104	6,616
Goodwill	186,191	189,312
Purchased Intangibles, net	33,727	48,014
Other Assets	394	351

	$497,211	$516,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,642	$7,400
Accrued restructuring	1,685	—
Accrued compensation and related benefits	4,363	3,854
Other accrued liabilities	6,161	11,263
Deferred revenue	14,948	15,122
Income taxes payable	3,937	9,934

Total current liabilities	37,736	47,573
Deferred Tax Liability	13,169	17,625

Total liabilities	50,905	65,198

Shareholders’ Equity:
Common stock	463,995	466,857
Deferred stock compensation	(605)	(2,881)
Accumulated other comprehensive income	127	194
Accumulated deficit	(17,211)	(13,017)

Total shareholders’ equity	446,306	451,153

	$497,211	$516,351

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONICWALL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Revenue:
Product	$19,349	$21,362	$60,723	$62,426
License and service	5,062	6,399	19,534	16,466

Total revenue	24,411	27,761	80,257	78,892

Cost of revenue:
Product, excluding amortization of stock-based compensation of $9, $10, $35 and $46, respectively	6,198	6,081	19,603	17,856
License and service	1,210	423	3,196	955

Total cost of revenue	7,408	6,504	22,799	18,811

Gross margin	17,003	21,257	57,458	60,081

Operating expenses:
Research and development, excluding amortization of stock-based compensation of $62, $252, $246 and $552, respectively	4,185	5,103	13,728	15,576
Sales and marketing, excluding amortization of stock-based compensation of $218, $291, $746 and $1,344, respectively	10,363	7,973	33,314	22,352
General and administrative, excluding amortization of stock-based compensation of $39, $75, $133 and $538, respectively	3,183	2,472	8,499	6,764
Amortization of goodwill and intangibles	2,578	10,919	7,734	31,858
Restructuring charges	—	—	3,969	—
Stock-based compensation	328	628	1,160	2,480

Total operating expenses	20,637	27,095	68,404	79,030

Loss from operations	(3,634)	(5,838)	(10,946)	(18,949)
Interest income and other expense, net	1,334	2,072	4,714	7,592

Loss before income taxes	(2,300)	(3,766)	(6,232)	(11,357)
Benefit from (provision for) income taxes	775	(1,438)	2,038	(4,746)

Net loss	$(1,525)	$(5,204)	$(4,194)	$(16,103)

Net loss per share:
Basic and Diluted	$(0.02)	$(0.08)	$(0.06)	$(0.25)

Shares used in computing net loss per share:
Basic and Diluted	67,289	65,232	67,052	63,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONICWALL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2002	2001
Cash flows from operating activities:
Net loss	$(4,194)	$(16,103)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,086	32,778
Provision for (recovery of) doubtful accounts	(105)	609
Amortization of stock-based compensation	1,160	2,480
Tax benefit from exercise of stock options	—	1,597
Non-cash restructuring charges	1,109	—
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	3,100	(4,436)
Inventories	(1,185)	(1,184)
Deferred income taxes	(2,865)	3,528
Prepaid expenses and other current assets	2,030	(1,022)
Other assets	(43)	(246)
Accounts payable	(820)	(4,263)
Accrued restructuring	1,685	—
Accrued compensation and related benefits	509	(941)
Other accrued liabilities	(753)	1,751
Deferred revenue	271	2,713
Income taxes payable	765	(534)

Net cash provided by operating activities	10,750	16,727

Cash flows from investing activities:
Purchase of property and equipment	(3,229)	(2,871)
Sale (purchase) of short term investments	90,124	(76,686)
Acquisitions, net of cash acquired	(2,451)	(11,966)

Net cash provided by (used in) investing activities	84,444	(91,523)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	3,297	11,656

Net cash provided by financing activities	3,297	11,656

Net increase (decrease) in cash and cash equivalents	98,491	(63,140)
Cash and cash equivalents at beginning of period	60,908	140,287

Cash and cash equivalents at end of period	$159,399	$77,147

Supplemental disclosure of non-cash investing and financing activities:
Deferred stock compensation, net of cancellations	$(1,178)	$710
Income tax benefit from stock option exercises	$—	$8,872
Common stock issued for acquired businesses	$—	$13,296
Adjustments to goodwill recorded for acquired businesses	$(8,186)	$3,604
Unrealized loss on short-term investments, net of taxes	$(67)	$486

The accompanying notes are an integral part of these condensed consolidated financial statements.

SONICWALL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.    CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements have been prepared by SonicWALL, Inc. (the “Company”), are unaudited and reflect all adjustments which are normal, recurring and, in the opinion of management, necessary for a fair presentation of the financial position and the results of operations of the Company for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all information and footnotes required by generally accepted accounting principles. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the operating results to be expected for the full fiscal year or future operating periods. The information included in this report should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2001, the critical accounting policies, and the risk factors as set forth in the Company’s Annual Report on Form 10-K. These publicly available documents are available on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., New York, NY and Chicago, IL. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

2.    CONSOLIDATION

The consolidated financial statements include those of the Company and its wholly-owned subsidiaries Sonic Systems International, Inc., a Delaware corporation, Phobos Corporation, a Utah corporation, SonicWALL Switzerland, SonicWALL Norway and SonicWALL B.V., a subsidiary in the Netherlands. Sonic Systems International, Inc. is intended to be a sales office but to date has not had any significant transactions. All intercompany accounts and transactions have been eliminated in consolidation.

3.    NET LOSS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted net loss per share computations for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	(In thousands, except per share amounts)
	2002	2001	2002	2001
Numerator:
Net loss	$(1,525)	$(5,204)	$(4,194)	$(16,103)

Denominator:
Weighted average common shares outstanding	67,291	65,504	67,084	64,161
Weighted average unvested common shares subject to repurchase	(2)	(272)	(32)	(310)

Denominator for basic and diluted calculation	67,289	65,232	67,052	63,851

Basic and Diluted net loss per share	$(0.02)	$(0.08)	$(0.06)	$(0.25)

Common stock equivalents of 664,000 and 4,176,000 for the three-month periods ended September 30, 2002 and 2001, respectively, consisting of options, warrants and restricted stock, and common stock equivalents of 1,949,000 and 4,537,000 for the nine-month periods ended September 30, 2002 and 2001, respectively, consisting of options, warrants and restricted stock were not included in the computation of diluted net loss per share because their effect would be anti-dilutive.

4. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes unrealized gains and losses on investment securities that have been reflected as a component of shareholders’ equity and have not affected net income (loss). The amount of income tax expense or benefit allocated to unrealized gains or losses on investment securities is equivalent to the effective tax rate in each of the respective periods. Comprehensive income (loss) is comprised, net of tax, as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
Net loss	$(1,525)	$(5,204)	$(4,194)	$(16,103)
Unrealized gain (loss) on investment securities, net of taxes	45	486	(67)	486

Comprehensive loss	$(1,480)	$(4,718)	$(4,261)	$(15,617)

Accumulated other comprehensive income (loss), as presented on the accompanying condensed consolidated balance sheets, consists of the unrealized gains and losses on available-for-sale securities.

5. INVENTORIES

Inventories consist of the following (in thousands):

	September 30, 2002	December 31, 2001
Raw materials	$1,456	$2,677
Finished goods	4,980	2,812

	$6,436	$5,489

6. OTHER ACCRUED LIABILITIES

At September 30, 2002 and 2001, other accrued liabilities primarily consisted of warranty reserves and acquisition related accruals.

7. RESTRUCTURING CHARGES

During the second quarter of 2002, the Company’s management approved and initiated a restructuring plan designed to reduce its cost structure and integrate certain company functions. Accordingly, the Company recognized a restructuring charge of approximately $4.0 million during the second quarter of 2002. The restructuring charge consists of workforce reduction costs across all geographic regions and functions and excess facilities consolidation costs related to lease commitments for space no longer needed to support ongoing operations and fixed asset impairments. The estimated facility costs were based on the Company’s contractual obligations, net of assumed sublease income, based on current comparable rates for leases in their respective markets. Should facilities operating lease rental rates continue to decrease in these markets or should it take longer than expected to find a suitable tenant to sublease these facilities, the actual loss could exceed this estimate. Future cash outlays are anticipated through December 2005, unless the Company negotiates to exit the leases at an earlier date. Asset impairments consist primarily of leasehold improvements, computer equipment and related software, and furniture and fixtures. The restructuring plan will result in the elimination of approximately 78 positions worldwide, 77 of which were eliminated as of September 30, 2002.

Activities associated with the restructuring action consist of the following (in thousands):

	Total Charges June 30, 2002	Payments	Non-Cash Charges	Accrual June 30, 2002	Payments	Accrual September 30, 2002
Employee severance benefits	$858	$(758)	$—	$100	$(61)	$39
Facility costs	1,944	(65)	—	1,879	(233)	1,646
Asset impairments	1,167	(58)	(1,109)	—	—	—

	$3,969	$(881)	$(1,109)	$1,979	$(294)	$1,685

8. COMMITMENTS AND CONTINGENCIES

At September 30, 2002, the Company currently outsources to one third-party contract manufacturer and has outstanding purchase obligations to this vendor totaling $5.4 million for products to be built in the future.

On December 6, 2001, a securities class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, three of its officers and directors, and certain of the underwriters in the Company’s initial public offering in November 1999 and its follow-on offering in March 2000. Similar complaints were filed in the same court against numerous public companies that conducted initial public offerings (“IPOs”) of their common stock since the mid-1990s. All of these lawsuits were consolidated for pretrial purposes before Judge Shira Scheindlin. On April 19, 2002, plaintiffs filed an amended complaint. The amended complaint alleges claims under the Securities Act of 1933 and the Securities Exchange Act of 1934, and seeks damages or rescission for misrepresentations or omissions in the prospectuses relating to, among other things, the alleged receipt of excessive and undisclosed commissions by the underwriters in connection with the allocation of shares of common stock in the Company’s public offerings. On July 15, 2002, the issuers filed an omnibus motion to dismiss for failure to comply with applicable pleading standards. On October 8, 2002, the Court entered an Order of Dismissal as to all of the individual defendants in the SonicWALL IPO litigation, without prejudice. While the Company believes that the claims against it and its officers and directors are without merit and intends to vigorously defend against these allegations, the litigation could result in substantial costs and divert the Company’s attention and resources, which could have a material adverse effect on the Company’s business, operating results, liquidity and financial condition.

9. PURCHASED INTANGIBLES

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, written down when impaired, and requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

Intangible assets consist of the following (in thousands):

			September 30, 2002			December 31, 2001

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Existing technology	52–72 months	$26,970	$(8,345)	$18,625	$26,970	$(4,938)	$22,032
Non-compete agreements	36 months	7,019	(4,377)	2,642	7,019	(2,622)	4,397
Customer base	36–72 months	18,140	(5,771)	12,369	18,140	(3,328)	14,812
Acquired workforce	36–54 months	—	—	—	7,871	(1,319)	6,552
Other	2–52 months	400	(309)	91	400	(179)	221

Total intangibles		$52,529	$(18,802)	$33,727	$60,400	$(12,386)	$48,014

All of the Company’s intangible assets are subject to amortization except for acquired workforce totaling $6.6 million, which has been reclassified to goodwill as of January 1, 2002 upon the adoption of SFAS No. 142.

The Company performed a transition impairment analysis, which resulted in no impairment as of January 1, 2002. In addition, the Company will be required to perform an annual impairment test, which it expects to perform in the fourth quarter of each year.

Estimated future amortization expense is as follows (in thousands):

Fiscal Year
2002 (fourth quarter)	$ 2,553
2003	9,876
2004	7,632
2005	7,356
2006	6,310

Total	$33,727

The carrying amount of goodwill was $186.2 million and $189.3 million at September 30, 2002 and December 31, 2001, respectively. The decrease of approximately $3.1 million resulted primarily from three adjustments. First, goodwill was increased by the reclassification of acquired workforce to goodwill of $6.6 million, offset by the corresponding reduction in the deferred tax liability of $1.7 million. Second, goodwill was decreased by $5.0 million for the 317,244 shares of the Company’s common stock received back from Phobos in connection with the escrow settlement. Third, the finalization of purchase price for the other minor acquisitions completed during the course of 2001 reduced goodwill by $2.5 million.

Actual results of operations for the three and nine months ended September 30, 2002 and the pro forma results of operations for the three and nine months ended September 30, 2001 had the Company applied the non-amortization provisions of SFAS No. 142 in the prior period are as follows (in thousands, except per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2002	2001	2002	2001
Net loss, as reported	$(1,525)	$(5,204)	$(4,194)	$(16,103)
Adjustment for amortization of goodwill and acquired workforce, net of tax	—	8,232	—	24,173

Adjusted net income (loss)	$(1,525)	$3,028	$(4,194)	$8,070

Net income (loss) per share:
Basic and diluted net loss per share, as reported	$(0.02)	$(0.08)	$(0.06)	$(0.25)
Adjustment to net loss per share for amortization of goodwill and acquired workforce, net of tax:
Basic	$—	$0.13	$—	$0.38
Diluted	$—	$0.12	$—	$0.37
Adjusted net income (loss) per share:
Basic	$(0.02)	$0.05	$(0.06)	$0.13
Diluted	$(0.02)	$0.04	$(0.06)	$0.12
Shares used in computing adjusted net income (loss) per share:
Basic	67,289	65,232	67,052	63,851
Diluted	67,289	69,408	67,052	68,388

10. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation in the period in which it is incurred. When the retirement obligation is initially recorded, the Company also records a corresponding increase to the carrying amount of the related tangible long-lived asset and depreciates that cost over the useful life of the tangible long-lived asset. The retirement obligation is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. Upon settlement of the retirement obligation, the Company either settles the retirement obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Accordingly, SFAS No. 143 will be effective for the Company beginning January 1, 2003. The Company is currently in the process of evaluating the impact, if any, SFAS No. 143 will have on its financial position and results of operations.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 eliminates Statement No. 4 (and Statement 64, as it amends Statement No. 4), which requires gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB’s goal of requiring similar accounting for transactions that have similar economic effects. In addition, SFAS No. 145 makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. This statement is effective for fiscal years beginning after May 2002 for the provisions related to the rescission of Statements Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provision related to the amendment of Statement No. 13 although early adoption is permitted. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its financial position, cash flows or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and states that an entity’s commitment to exit plan, by itself, does not create a present obligation that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact upon the Company’s financial position, cash flows or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
SonicWALL, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of SonicWALL, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 18, 2002

SONICWALL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	2001
	(In thousands, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$140,287	$60,908
Short-term investments	79,257	166,271
Accounts receivable, net of allowance for doubtful accounts of $1,771 and $2,122	11,541	15,642
Inventories	2,509	5,489
Deferred income taxes	19,171	20,364
Prepaid expenses and other current assets	2,192	3,384

Total current assets	254,957	272,058
Property and equipment, net	3,831	6,616
Goodwill, net	177,635	189,312
Purchased intangibles and other assets, net	51,694	48,365

Total assets	$488,117	$516,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,867	$7,400
Accrued payroll and related benefits	4,561	3,854
Other accrued liabilities	8,501	11,263
Deferred revenue	8,812	15,122
Income taxes payable	2,192	9,934

Total current liabilities	31,933	47,573
Deferred income taxes	20,426	17,625

Total liabilities	52,359	65,198

Commitments and contingencies (Note 9)

Shareholders’ Equity:
Common stock, no par value; 200,000,000 shares authorized; 62,646,843 and 66,557,275 shares issued and outstanding	432,383	466,857
Deferred stock compensation	(4,522)	(2,881)
Accumulated other comprehensive income	—	194
Retained earnings (accumulated deficit)	7,897	(13,017)

Total shareholders’ equity	435,758	451,153

Total liabilities and shareholders’ equity	$488,117	$516,351

The accompanying notes are an integral part of these consolidated financial statements.

SONICWALL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	1999	2000	2001
	(In thousands, except per share data)
Revenue:
Product	$19,130	$60,101	$86,777
License and service	1,917	9,347	25,210

Total revenue	21,047	69,448	111,987

Cost of revenue:
Product, excluding amortization of stock-based compensation of $9, $19 and $63	5,884	17,310	25,244
License and service	77	262	1,431

Total cost of revenue	5,961	17,572	26,675

Gross margin	15,086	51,876	85,312

Operating expenses:
Research and development, excluding amortization of stock-based compensation of $33, $136, and $658	3,634	11,359	20,405
Sales and marketing, excluding amortization of stock-based compensation of $2,313, $2,581, and $1,665	5,342	15,662	32,910
General and administrative, excluding amortization of stock-based compensation of $540, $579, and $623	1,761	5,745	9,571
In-process research and development	—	2,300	—
Amortization of goodwill and intangibles	—	4,961	43,238
Stock-based compensation	2,895	3,315	3,009

Total operating expenses	13,632	43,342	109,133

Income (loss) from operations	1,454	8,534	(23,821)
Interest income and other expense, net	536	10,136	9,258

Income (loss) before income taxes	1,990	18,670	(14,563)
Provision for income taxes	(1,832)	(9,923)	(6,351)

Net income (loss)	$158	$8,747	$(20,914)

Net income (loss) per share:
Basic	$0.00	$0.16	$(0.32)

Diluted	$0.00	$0.14	$(0.32)

Shares used in computing net income (loss) per share:
Basic	34,668	54,879	64,467

Diluted	42,392	60,496	64,467

The accompanying notes are an integral part of these consolidated financial statements.

SONICWALL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Deferred Stock Compensation	Notes Receivable From Shareholders	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount ($)	($)	($)	($)	($)	($)
	(In thousands, except share data)
Balance at December 31, 1998	32,544,328	$2,732	$(6)	$(230)	$—	$(1,008)	$1,488
Issuance of common stock upon exercise of stock options	1,052,934	467	—	(300)	—	—	167
Issuance of common stock in Connection with the Company’s initial public offering, net of issuance costs	8,000,000	50,841	—	—	—	—	50,841
Conversion of preferred stock into common stock	5,753,508	4,971	—	—	—	—	4,971
Payments of notes receivable from shareholders	—	—	—	230	—	—	230
Deferred stock compensation	—	6,098	(6,098)	—	—	—	—
Amortization of deferred stock compensation	—	—	2,895	—	—	—	2,895
Net income	—	—	—	—	—	158	158

Balance at December 31, 1999	47,350,770	65,109	(3,209)	(300)	—	(850)	60,750
Issuance of common stock upon exercise of stock options	1,803,800	1,657	—	—	—	—	1,657
Common stock issued in the acquisition of Phobos Corporation	9,905,537	155,520	—	—	—	—	155,520
Assumption of stock options and warrants in the acquisition of Phobos Corporation	—	22,230	(3,900)	—	—	—	18,330
Issuance of common stock in connection with the Employee Stock Purchase Plan (ESPP)	86,736	533	—	—	—	—	533
Payments of notes receivable from shareholder	—	—	—	300	—	—	300
Issuance of common stock in connection with the Company’s follow-on offering, net of issuance costs	3,500,000	166,553	—	—	—	—	166,553
Deferred stock compensation	—	728	(728)	—	—	—	—
Amortization of deferred stock compensation	—	—	3,315	—	—	—	3,315
Income tax benefit from stock option exercises	—	20,053	—	—	—	—	20,053
Net income	—	—	—	—	—	8,747	8,747

Balance at December 31, 2000	62,646,843	432,383	(4,522)	—	—	7,897	435,758
Issuance of common stock upon exercise of stock options and warrants	2,881,576	12,777	—	—	—	—	12,777
Assumption of stock options in the acquisition of RedCreek Communications, Inc.	—	2,205	(1,621)	—	—	—	584
Issuance of common stock in connection with acquisitions	883,359	13,296	(249)	—	—	—	13,047
Issuance of common stock in connection with the Employee Stock Purchase Plan (ESPP)	145,497	1,211	—	—	—	—	1,211
Stock-based compensation, net of cancellations	—	(1,007)	3,511	—	—	—	2,504
Income tax benefit from stock option exercises	—	5,992	—	—	—	—	5,992
Unrealized gain on investment securities, net	—	—	—	—	194	—	194
Net loss	—	—	—	—	—	(20,914)	(20,914)

Balance at December 31, 2001	66,557,275	$466,857	$(2,881)	$—	$194	$(13,017)	$451,153

The accompanying notes are an integral part of these consolidated financial statements.

SONICWALL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	1999	2000	2001
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$158	$8,747	$(20,914)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	905	6,373	45,145
Loss on disposal of fixed assets	53	—	—
Income tax benefit for exercise of employee stock options	—	6,126	1,793
In-process research and development	—	2,300	—
Provision for allowance for doubtful accounts	366	1,111	385
Amortization of stock-based compensation	2,895	3,315	2,504
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(3,375)	(8,909)	(4,686)
Inventories	(228)	(1,401)	(1,455)
Deferred income taxes	(1,190)	1,581	7,631
Prepaid expenses and other current assets	(984)	(655)	(956)
Other assets	(50)	(58)	(148)
Accounts payable	2,143	426	(3,296)
Accrued payroll and related benefits	1,060	(1,881)	(719)
Other accrued liabilities	1,091	7,050	1,187
Deferred revenue	2,220	4,729	4,241
Income taxes payable	712	1,171	(523)

Net cash provided by operating activities	5,776	30,025	30,189

Cash flows from investing activities:
Purchase of property and equipment	(447)	(3,108)	(4,098)
Acquisitions, net of cash acquired	—	(39,005)	(32,765)
Purchase of short-term investments	—	(79,257)	(86,693)

Net cash used in investing activities	(447)	(121,370)	(123,556)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants and issuance of common stock in connection with ESPP	167	2,190	13,988
Proceeds from issuance of redeemable Series A convertible preferred stock	4,971	—	—
Proceeds from issuance of common stock, net of issuance costs	50,841	166,553	—
Payments of notes receivable from shareholders	230	300	—

Net cash provided by financing activities	56,209	169,043	13,988

Net increase (decrease) in cash and cash equivalents	61,538	77,698	(79,379)
Cash and cash equivalents at beginning of year	1,051	62,589	140,287

Cash and cash equivalents at end of year	$62,589	$140,287	$60,908

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$2,310	$1,320	$499
Supplemental disclosure of noncash investing and financing activities:
Issuance of notes receivable upon the exercise of stock options	$300	$—	$—
Conversion of preferred stock into common stock	$4,971	$—	$—
Stock-based compensation, net of cancellations	$6,098	$728	$(1,312)
Income tax benefit from stock option exercises	$—	$13,927	$5,992
Issuance of common stock and assumption of stock options and warrants in connection with acquired businesses	$—	$177,750	$15,501
Additional goodwill recorded for acquired businesses	$—	$—	$5,650
Unrealized gain on short-term investments, net of tax	$—	$—	$194

The accompanying notes are an integral part of these consolidated financial statements.

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company and Summary of Significant Accounting Policies:

SonicWALL, Inc. (the “Company”) was incorporated in California in February 1991. SonicWALL, Inc. designs, develops, manufactures and sells Internet security infrastructure products designed to provide secure Internet access to broadband customers, enable secure Internet-based connectivity for distributed organizations and process secure transactions for enterprises and service providers. The Company’s security appliances provide high-performance, robust, reliable, easy-to-use and affordable Internet security and virtual private network (“VPN”) functionalities. The following is a summary of the Company’s significant accounting policies:

Consolidation

The consolidated financial statements include those of the Company and its wholly-owned subsidiaries Sonic Systems International, Inc., a Delaware corporation, Phobos Corporation, a Utah corporation, SonicWALL Switzerland, SonicWALL Norway and SonicWALL B.V., a subsidiary in the Netherlands. Sonic Systems International, Inc. is intended to be a sales office but to date has not had any significant transactions. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and cash equivalents and short-term investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents, and investments maturing in 3 to 12 months to be short-term investments. Cash equivalents and short-term investments consist of money market funds, corporate bonds, U.S. government securities and commercial paper. The Company classifies its short-term investments into categories in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Currently, the Company classifies its short-term investments as available-for-sale, which are reported at fair market value with the related unrealized gains and losses, net of taxes, included in shareholders’ equity. Net unrealized gains and losses before taxes at December 31, 2001 were $322,323. Net unrealized gains and losses at December 31, 2000 were immaterial. Realized gains and losses, declines in value of securities judged to be other than temporary, and interest and dividends on all securities are included in interest and other income, net. The fair values of the Company’s investments is based on quoted market prices. Realized gains and losses are computed using the specific identification method.

Fair value

The carrying value of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their relatively short maturities. The Company does not hold or issue financial instruments for trading purposes.

Concentration of credit risk, foreign operations and significant customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company places

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

its temporary cash and short-term investments in corporate bonds, municipal bonds, commercial paper and money market accounts with high credit quality financial institutions. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S. and certain foreign countries and regions, including Europe, Canada, Japan and Australia. Sales to foreign customers for the year ended December 31, 1999, 2000 and 2001, all of which were denominated in U.S. dollars, accounted for 34%, 32%, and 31% of total revenue, respectively. The Company performs ongoing credit evaluations of its customers’ financial condition and requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

During the year ended December 31, 1999, two customers accounted for 46% of the Company’s revenue. During the year ended December 31, 2000, two customers accounted for 52% of the Company’s revenue and these two customers accounted for 63% of gross accounts receivables. During the year ended December 31, 2001, two customers accounted for 46% of the Company’s revenue and at December 31, 2001, these two customers accounted for 42% of gross accounts receivables.

The Company currently outsources its manufacturing to one third party contract manufacturer and some of the key components in the Company’s products come from single or limited sources of supply.

Inventories

Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the related lease term or the estimated useful life of the improvement. Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $66,000, $574,000 and $1,921,000, respectively.

Goodwill, purchased intangibles and other assets

Goodwill and purchased intangible assets are amortized on a straight-line basis over the periods benefited, principally in the range of two months to six years. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill acquired after June 30, 2001 is not being amortized in accordance with the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets.”

Long-lived assets

The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairment from the carrying value of long-lived assets, if any, based on the fair value of such assets. To date, the Company has not recorded any impairment charges against the value of its long-lived assets.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to

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Employees,” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation costs is determined based on the difference, if any, on the grant date between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized over the vesting period.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

Revenue recognition

Revenue recognition.    The Company derives revenue from primarily three sources (i) product revenue, which is comprised of hardware-based appliances, (ii) licensing revenue from VPN upgrades, firewall and other software, and ASIC technology, and (iii) subscription and service revenues for products such as content filtering, anti-virus protection, authentication services, vulnerability scanning, extended warranty and service contracts, training, consulting and engineering services.

The Company recognizes product and service revenues in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB “101”), as amended by SAB 101A and 101B.

The Company applies the provisions of Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” to all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is incidental, the Company does not apply separate accounting guidance to the hardware and software elements.

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured.

Delivery generally occurs when product is delivered to a common carrier. However, certain distributor agreements provide for rights of return for stock rotation. These stock rotation rights are generally limited to 15% of the distributor’s prior quarter purchases, and the Company estimates reserves for these return rights. The Company’s largest distributor, Ingram Micro, has an unlimited stock rotation right, and therefore the Company does not deem delivery to have occurred for any sales to Ingram Micro until they sell the product to their customer, at which time their right of return expires.

The Company considers either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through the Company’s distributors and OEM partners are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with the transaction is fixed or determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed or determinable based upon its review of the binding purchase order, including the payment terms associated with the transaction. If a significant portion of a fee is due after the Company’s normal payment terms, which are 30 to 60 days from invoice date, the Company accounts for the fee as not being fixed or determinable. In these cases, the Company recognizes revenue as the fees become due.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company assesses collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. The Company does not request collateral from its customers. If the Company determines that collection of a fee is not reasonably assured, it defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

For arrangements with multiple obligations (for example, an appliance bundled with a year of free maintenance or content filtering), the Company allocates revenue to each component of the arrangement based on the objective evidence of fair value of the undelivered elements, which is generally the average selling price of each element when sold separately. This means that the Company defers revenue from the arrangement an amount equivalent to the fair value of the undelivered elements.

The Company’s arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

The Company recognizes revenue for subscription services such as content filtering, anti-virus protection services, authentication services, vulnerability assessment services, and extended warranty and service contracts, ratably over the contract term. The Company’s training, consulting and engineering services are generally billed and recognized as revenue as these services are performed.

The standard warranty provisions include technical assistance, insignificant bug fixes and feature updates and repair or replacement guarantees for units with product defects. The standard warranty period is one year. The estimated costs associated with the standard warranty provisions are accrued at the time of revenue recognition. In the years ended December 31, 1999, 2000 and 2001, the Company provided approximately $425,000, $1,030,000 and $1,001,000 of warranty reserves, respectively. As of December 31, 2000 and 2001, the accompanying consolidated balance sheets include a warranty accrual of approximately $1,080,000 and $1,922,000, respectively.

Income taxes

The Company accounts for income taxes under the liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses, research and development credit carryforwards and temporary differences. A valuation allowance is provided to reduce deferred tax assets to an amount whose realization is more likely than not.

Research and development and capitalized software development costs

Software development costs incurred prior to the establishment of technological feasibility are charged to research and development expense as incurred. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. Software development costs incurred subsequent to the time a product’s technological feasibility has been established, through the time the product is available for general release to customers, are capitalized if material. To date, software development costs incurred subsequent to the establishment of technological feasibility have been immaterial and accordingly have not been capitalized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain reclassifications have been made to prior-period balances to present the financial statements on a consistent basis with current year presentation.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $1,036,000, $3,415,000 and $4,009,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company has co-operative advertising agreements with certain of its distributors. These agreements allow the distributors to be reimbursed by the Company for approved promotional activities. The amounts available for reimbursement are related to a percentage of the distributors’ eligible purchases from the Company. The Company accrues for co-operative advertising as the related revenue is recognized. In the years ended December 31, 1999, 2000, and 2001, the Company recorded provisions for co-op advertising costs of $554,000, $1,944,000, and $3,259,000, respectively. As of December 31, 2000 and December 31, 2001, the accompanying balance sheets include an accrual for co-op advertising costs of $1,221,000 and $1,561,000, respectively.

Computation of net income (loss) per share

The Company computes net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share,” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Weighted average shares exclude shares subject to repurchase (“restricted shares”). Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period, if dilutive. Common equivalent shares are composed of unvested restricted shares, stock purchase warrants and incremental common shares issuable upon the exercise of stock options.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,
	1999	2000	2001
Numerator:
Net income (loss)	$158	$8,747	$(20,914)

Denominator:
Weighted average common shares outstanding	35,006	55,324	64,728
Weighted average unvested common shares subject to repurchase	(338)	(445)	(261)

Denominator for basic calculation	34,668	54,879	64,467
Common stock equivalents	7,724	5,617	—

Denominator for diluted calculation	42,392	60,496	64,467

Basic net income (loss) per share	$0.00	$0.16	$(0.32)

Diluted net income (loss) per share	$0.00	$0.14	$(0.32)

At December 31, 2001, common stock equivalents of 4,725,668, consisting of options, warrants and restricted stock, have not been considered in the computation of net income (loss) per share as their effect would have been anti-dilutive.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2000, outstanding options to purchase 2,148,200 shares of common stock at exercises prices ranging from $17.26 to $52.06 per share have not been considered in the computation of diluted net income per share as their effect would have been anti-dilutive.

In May 1999, the Company issued 600,000 shares upon the exercise of certain stock options. At December 31, 2000 and 2001, 350,000 and 81,250 common shares, respectively, are subject to repurchase at the option of the Company for $0.50 per share. These shares vest ratably over a 48-month period.

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), Business Combinations, and Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), Goodwill and Other Intangible Assets.

SFAS No. 141 addresses the accounting for and reporting of business combinations. SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting for acquisitions, and eliminates the use of the pooling-of-interests method. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The Company believes SFAS No. 141 will not have a material effect on its consolidated financial statements.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only method. The amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. For goodwill acquired by June 30, 2001, SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired after June 30, 2001 will be subject to immediate adoption of SFAS No. 142. The Company is currently in the process of evaluating the impact SFAS No. 142 will have on its financial position and results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting requirements for retirement obligations associated with retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation in the period in which it is incurred. When the retirement obligation is initially recorded, the company also records a corresponding increase to the carrying amount of the related tangible long-lived asset and depreciates that cost over the useful life of the tangible long-lived asset. The retirement obligation is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. Upon settlement of the retirement obligation, the company either settles the retirement obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Accordingly, SFAS No. 143 will be effective for the Company beginning January 1, 2003. The Company is currently in the process of evaluating the impact, if any, SFAS No. 143 will have on its financial position and results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”) Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 establishes a single accounting model for impairment or disposal by sale of long-lived assets. The provisions of SFAS No. 144 are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effective for fiscal years beginning after December 15, 2001, and generally, are to be applied prospectively. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 144 will have on its financial position and results of operations.

In May 2000, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 00-14, “Accounting for Certain Sales Incentives.” EITF Issue No. 00-14 addresses the recognition, measurement, and income statement classification for sales incentives that a vendor voluntarily offers to customers (without charge), which the customer can use in, or exercise as a result of, a single exchange transaction. Sales incentives that fall within the scope of EITF Issue No. 00-14 include offers that a customer can use to receive a reduction in the price of a product or service at the point of sale. The EITF agreed to change the transition date for Issue 00-14, dictating that a company should apply this consensus no later than the company’s annual or interim financial statements for the periods beginning after December 15, 2001. In June 2001, the EITF issued EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products,” effective for periods beginning after December 15, 2001. EITF Issue No. 00-25 addresses whether consideration from a vendor to a reseller is (a) an adjustment of the selling prices of the vendor’s products and, therefore, should be deducted from revenue when recognized in the vendor’s statement of operations or (b) a cost incurred by the vendor for assets or services received from the reseller and, therefore, should be included as a cost or expense when recognized in the vendor’s statement of operations. Upon application of these EITFs, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the income statement display requirements under these Issues. In September of 2001, the EITF issued EITF Issue No. 01-09, “Accounting for Consideration Given by Vendor to a Customer or a Reseller of the Vendor’s Products,” which is a codification of EITF Issues No. 00-14, No. 00-25 and No. 00-22 “Accounting for ‘Points’ and Certain Other Time- or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future.” The Company is currently assessing the impact of the adoption of these issues on its financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—Balance Sheet Components:

	December 31,
	2000	2001
	(in thousands)
Inventories:
Raw materials	$1,421	$2,677
Finished goods	1,088	2,812

	$2,509	$5,489

Property and equipment:
Equipment	$1,974	$6,371
Office equipment and furniture	815	2,242
Leasehold improvements	644	1,226
Software	1,062	2,242
Transportation	24	118

	4,519	12,199
Less: accumulated depreciation	(688)	(5,583)

	$3,831	$6,616

Goodwill, net:
Goodwill	$181,362	$224,987
Less: amortization	(3,727)	(35,675)

	$177,635	$189,312

Purchased intangibles and other assets, net:
Purchased intangible assets	$54,827	$60,400
Other assets	128	351

	54,955	60,751
Less: amortization	(3,261)	(12,386)

	$51,694	$48,365

Other accrued liabilities:
Accrued acquisition costs	$5,625	$1,523
Other accrued liabilities	2,876	9,740

	$8,501	$11,263

Note 3—Acquisitions:

On October 25, 2001, the Company acquired substantially all of the assets and certain liabilities of RedCreek Communications, Inc. (“RedCreek”) in a transaction accounted for as a purchase. RedCreek developed and sold standards-based security products for corporate data communications networks that enable the secure transmission of data between offices. As a result of this acquisition, the Company expects to expand its enterprise market share. At the closing of the acquisition, the Company paid $12.5 million in cash, assumed certain current accounts payable and other liabilities of RedCreek, and forgave repayment of bridge loan amounts payable by RedCreek to the Company that were used by RedCreek to fund its operating expenses from the date the purchase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement was signed until the closing of the acquisition. The Company also assumed RedCreek’s 2001 stock option plan and 206,500 options valued at $2,205,000 issued thereunder. In the event RedCreek products achieve certain quarterly sales targets during 2001 to 2003, the Company is obligated to pay additional purchase consideration of up to $4.5 million in cash, which will be recorded when payable as adjustments to goodwill.

The purchase price was based on the fair market value of assets acquired and liabilities assumed. The options assumed were valued using the Black-Scholes valuation model and based upon the following assumptions: a stock price based upon the average market price per share of the Company’s common stock of $14.13 which was calculated using the average closing market price as of October 30, 2001, the date the acquisition was publicly announced, and for the two trading days prior to and two trading days subsequent to October 30, 2001; an expected volatility of 85%; a risk-free interest rate of 3.56% and an expected life of four years.

The purchase consideration is as follows (in thousands):

Cash	$12,500
Assumption of RedCreek options	2,205
Transaction costs	545

Total consideration	$15,250

The purchase price allocation is as follows (in thousands):

Tangible assets acquired	$1,032
Intangible assets acquired:
Existing technology	750
Trademarks	100
Customer base	150
Outstanding purchase orders	150
Goodwill	19,945
Deferred compensation of unvested options	1,621
Liabilities assumed	(8,498)

Total consideration	$15,250

Amounts allocated to the existing technology and trademarks will be amortized over their estimated useful lives of four years. Amounts allocated to customer base and outstanding purchase orders will be amortized over their useful lives of one year and two months, respectively. Amounts allocated to goodwill will be subject to an annual impairment test and will not be amortized under SFAS No. 142.

The consolidated financial statements include the results of operations of RedCreek commencing on October 25, 2001.

The following unaudited pro forma revenue, net loss and net loss per share data for the years ended December 31, 2001 and 2000 are based on the respective historical financial statements of the Company and RedCreek. The pro forma data reflects the consolidated results of operations as if the acquisition of RedCreek occurred at the beginning of each of the years indicated and includes the amortization of the resulting goodwill and other intangible assets. The pro forma financial data presented are not necessarily indicative of the Company’s results of operations that might have occurred had the transaction been completed at the beginning of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the years specified, and do not purport to represent what the Company’s consolidated results of operations might be for any future period.

	Years Ended December 31,
	2000	2001
	(in thousands)
	(Unaudited)
Revenue	$77,916	$116,847
Net loss	$(2,270)	$(33,867)
Net loss per share—basic and diluted	$(0.04)	$(0.53)
Shares used in per share calculation—basic and diluted	54,879	64,467

On March 8, 2001, the Company acquired Ignyte Technology, Inc. (“Ignyte”) in a transaction accounted for as a purchase. Ignyte provides in-depth consulting, design and support for enterprise networking customers, as well as management of their Internet security needs. As of the acquisition date the Company recorded the fair value of Ignyte’s assets and liabilities. The resulting goodwill and other intangibles are being amortized over the expected useful lives of three to six years. The total purchase price of $10.2 million was based upon the average fair value of the Company’s common stock for five trading days surrounding the date the acquisition was announced. The purchase price consisted of 735,000 shares issued for common stock and options of Ignyte valued at approximately $8,975,000, $685,000 in cash consideration and $600,000 in closing costs.

The consolidated financial statements include the results of operations of Ignyte commencing on March 8, 2001.

During the course of 2001, the Company completed several minor transactions for the acquisition of certain technologies and personnel for an aggregate purchase consideration of 270,000 shares of common stock valued at approximately $4,321,000 and approximately $2.6 million in cash consideration.

On November 14, 2000, the Company acquired Phobos Corporation (“Phobos”) in a transaction accounted for as a purchase. Phobos designed, developed and sold scaleable Internet traffic management (“ITM”) solutions for Internet service providers, application service providers, e-commerce companies and web hosting and enterprise network operations centers. Under the terms of the merger, 0.6152475 shares of the Company’s common stock were exchanged for each share of outstanding Phobos common stock at November 14, 2000, the closing date of the merger. In connection with the merger, the Company issued 9,906,000 shares of its common stock, and options and warrants to purchase 2,294,000 shares of its common stock. The total purchase price was based upon the average fair value of our common stock for five trading days surrounding the date the acquisition was announced. In addition, the Company paid $30 million in cash to the shareholders of Phobos based upon their pro-rata ownership percentage in Phobos. The merger agreement also provided for up to an additional $20 million in cash to be payable upon achievement of certain future quarterly revenue targets during 2001, of which $4 million was earned and recorded as additional goodwill.

The consolidated financial statements include the results of operations of Phobos commencing on November 14, 2000. The purchase price was based on actual shares of common stock and options issued by the Company on the closing date. The average market price per share of the Company’s common stock of $15.70 is based on the average closing market price as of October 17, 2000, the date the proposed merger was announced, and for the two trading days prior to and two trading days subsequent to October 17, 2000. The options and warrants were valued by applying the Black-Scholes valuation model.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price consideration is as follows (in thousands):

Common stock	$155,520
Assumption of Phobos options and warrants	22,230
Cash	30,000
Transaction costs	8,700

Total consideration	$216,450

The purchase price allocation is as follows (in thousands):

Tangible assets acquired	$4,310
Deferred tax assets	5,611
Intangible assets acquired:
Existing technology	26,220
Non-compete agreements	6,960
Workforce	2,390
Customer base	16,740
Goodwill	184,092
Deferred compensation of unvested options	3,900
In-process research and development	2,300
Liabilities assumed	(14,969)
Restructuring costs	(300)
Deferred tax liabilities	(20,804)

Total consideration	$216,450

Amounts allocated to the non-compete agreements and workforce are being amortized over their estimated useful lives of three and four years, respectively. Amounts allocated to existing technology and goodwill are being amortized over their estimated useful lives of six years.

The Company recorded a $2.3 million charge for in-process research and development related to the merger with Phobos during the fourth quarter of 2000. The amount allocated to in-process research and development represents the purchased in-process technology for projects that, as of the date of the merger, had not yet reached technological feasibility and had no alternative future use. The value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to developed technology and the percentage completion of the projects. The resulting cash flows were then discounted back to their present value at discount rates ranging from 28% to 33%. As of the date of the acquisition, Phobos had four projects in process that ranged from 80%-95% complete.

The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements.

The following unaudited pro forma net revenues, net loss and net loss per share data for the years ended December 31, 2000 and 1999 are based on the respective historical financial statements of the Company and Phobos. The pro forma data reflects the consolidated results of operations as if the acquisition of Phobos

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

occurred at the beginning of each of the years indicated and includes the amortization of the resulting goodwill and other intangible assets. The pro forma data excludes the charge for in-process research and development. The pro forma financial data presented are not necessarily indicative of the Company’s results of operations that might have occurred had the transaction been completed at the beginning of the years specified, and do not purport to represent what the Company’s consolidated results of operations might be for any future period.

	Years Ended December 31,
	1999	2000
	(in thousands)
	(Unaudited)
Revenues	$22,424	$71,547
Net loss	$(49,266)	$(29,598)
Net loss per share—basic and diluted	$(1.11)	$(0.47)
Shares used in per share calculation—basic and diluted	44,574	63,536

Note 4—Redeemable Series A Convertible Preferred Stock:

In February 1999, the Company issued 1,438,377 shares of redeemable Series A convertible preferred stock (“Preferred Stock”) at $3.48 per share for net proceeds of $4,971,000. Each share of Preferred Stock converts into two shares of Common Stock. In November 1999, the Company completed its initial public offering of 8,000,000 shares of Common Stock at $7.00 per share. In connection with the initial public offering, all outstanding shares of Preferred Stock automatically converted into Common Stock.

Note 5—Shareholders’ Equity:

Stock splits

Share information for all periods presented has been retroactively adjusted to reflect two-for-one stock splits effected on August 25, 1999 and September 15, 2000.

Follow-on offering

In March 2000, the Company completed a follow-on offering of 7,000,000 shares of its common stock at a price of $50 per share, of which 3,500,000 shares were sold by the Company and 3,500,000 shares were sold by selling shareholders. The Company received approximately $166.6 million in net proceeds after deducting underwriting discounts and commissions and offering expenses. The Company expects to use the proceeds from the offering to support growth, working capital and potential acquisitions of complementary products and technologies.

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan was adopted by the board of directors in August 1999. A total of 700,000 shares of common stock have been reserved for issuance under the plan. At December 31, 2001, approximately 468,000 shares were available for issuance under the plan. The weighted average fair value of purchase rights issued under the plan in 2001 was $8.97 per share.

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plans

The Company’s Stock Option Plans (the “Plans”), as amended, authorize the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors and consultants to purchase up to a total of 26,024,328 shares of the Company’s common stock. Under the Plans, incentive stock options are granted at an exercise price that is not to be less than 100% of the fair market value of the Company’s common stock on the date of grant, as determined by the Company’s Board of Directors. Nonqualified stock options are granted at a price that is not to be less than 85% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors.

Generally, options granted under the Plans are exercisable for a period of ten years after the date of grant, and vest over four years.

The following table summarizes option activity under the stock option plans:

		Options Outstanding
	Available for Grant	Shares	Exercise Price	Weighted Average Exercise Price
Balance at December 31, 1998	3,295,872	2,327,352	$0.04- 0.12	$0.06
Authorized	4,716,648	—	$—	$—
Granted	(6,519,000)	6,519,000	$0.25-14.93	$2.79
Exercised	—	(1,052,934)	$0.04- 0.75	$0.44
Canceled	205,002	(205,002)	$0.06- 4.50	$3.62

Balance at December 31, 1999	1,698,522	7,588,416	$0.04-14.93	$2.25
Authorized	6,015,650	—	—	—
Granted	(6,365,620)	6,365,620	$0.82-52.06	$17.52
Exercised	—	(1,803,800)	$0.38-18.00	$0.92
Canceled	1,003,670	(1,003,670)	$0.63-52.06	$12.94

Balance at December 31, 2000	2,352,222	11,146,566	$0.04-52.06	$10.22
Authorized	5,292,030	—	—	—
Granted	(7,398,993)	7,398,993	$1.42-19.97	$14.84
Exercised	—	(2,773,118)	$0.06-18.00	$4.42
Canceled	1,691,506	(2,037,632)	$0.06-52.06	$16.54

Balance at December 31, 2001	1,936,765	13,734,809	$0.04-52.06	$12.95

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information regarding stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
Exercise Prices	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Shares	Weighted Average Exercise Price
$0.04-$0.06	$0.06	541,386	6.68	373,042	$0.06
$0.38-$0.50	$0.43	306,504	7.40	60,684	$0.42
$0.75-$0.82	$0.78	233,704	8.20	145,028	$0.81
$1.22-$1.75	$1.45	307,774	7.20	124,446	$1.54
$3.26-$4.50	$4.09	2,186,299	7.60	1,141,842	$4.11
$5.50-$7.07	$6.14	614,190	8.50	157,198	$5.71
$10.57-$15.69	$13.78	5,345,158	9.50	301,106	$14.34
$15.88-$23.69	$19.04	3,649,985	9.00	480,445	$20.71
$25.00-$31.94	$26.75	255,810	6.80	144,228	$26.76
$42.69-$52.06	$48.89	293,999	8.30	113,502	$48.75

	$12.95	13,734,809		3,041,521	$9.73

At December 31, 2000 and 1999, 3,013,124 and 603,677 outstanding options were exercisable, respectively.

In conjunction with the acquisition of Phobos in 2000, the Company allocated $3.9 million to deferred stock compensation which represents the portion of the intrinsic value of unvested stock options held by the employees of Phobos that were exchanged for SonicWALL options. In conjunction with the acquisitions of Ignyte and RedCreek in 2001, the Company allocated $1.87 million to deferred stock compensation which represents the portion of the intrinsic value of unvested stock options held by the employees of Ignyte and RedCreek that were exchanged for SonicWALL options. These amounts are considered deferred stock compensation and are being amortized over the vesting periods of the applicable options and the repurchase periods for the restricted stock.

The weighted average fair value per share of options assumed in these acquisitions in 2000 and 2001 was $15.76 and $11.45, respectively.

During the years ended December 31, 1999 and 2000, the Company granted approximately 105,000 and 20,000, respectively, options to purchase common stock to certain consultants in exchange for services rendered. The options vest over two years. These options are subject to variable plan accounting with fair value re-measurements at the end of each quarterly reporting period. During the years ended December 31, 1999 and 2000, the Company recorded deferred stock-based compensation expense related to these grants. In the years ended December 31, 1999, 2000 and 2001, there was stock-based compensation expense related to these options of $1,066,000, $1,800,000 and $11,000, respectively.

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma stock compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the Company’s stock option plan and the fair value of purchase rights issued under the ESPP in the accompanying statements of operations. Had compensation cost for the Company’s stock option plan been determined based on the fair market value at the grant dates for stock options granted in 1998 and 1997 consistent with the provisions of SFAS No. 123, the Company’s net income (loss) would have been changed to the pro forma amounts indicated below, in thousands:

	Year Ended December 31,
	1999	2000	2001
Net income (loss):
As reported	$158	$8,747	$(20,914)
Pro forma	$(109)	$656	$(39,631)
Net income (loss) per share—basic:
As reported	$0.00	$0.16	$(0.32)
Pro forma	$0.00	$0.01	$(0.61)
Net income (loss) per share—diluted:
As reported	$0.00	$0.14	$(0.32)
Pro forma	$0.00	$0.01	$(0.61)

The pro forma amounts reflect compensation expense related to stock option grants from 1997 through 2001. In future years, the annual compensation expense will increase relative to the fair value of the stock options granted in those future years. The weighted average fair value of the options granted in 1999, 2000 and 2001 was $1.13, $12.82 and $11.12, respectively.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	1999	2000	2001
Expected volatility	80%	110%	110%
Risk-free interest rate	4.79% to 5.83%	5.28% to 6.56%	3.47% to 5.01%
Expected life	4 years	3-4 years	4 years
Dividend yield	0%	0%	0%

Note 6—Notes Receivable from Shareholders:

In May 1999, the Company issued a full recourse note for $300,000 in connection with the exercise of 600,000 shares of incentive stock options by one shareholder. The note had an interest rate of 8% per year and was payable over four years. The principal and interest on these notes were paid in full during 2000.

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Income Taxes:

The (benefit from) provision for income taxes consist of the following (in thousands):

	Year Ended December 31,
	1999	2000	2001
Current tax expense:
Federal	$3,178	$9,996	$8,679
State	708	2,485	1,666

	3,886	12,481	10,345

Deferred tax expense (benefit):
Federal	(1,598)	(2,301)	(3,428)
State	(456)	(257)	(566)

	(2,054)	(2,558)	(3,994)

	$1,832	$9,923	$6,351

Deferred tax assets and liabilities comprise the following (in thousands):

	December 31,
	2000	2001
Deferred tax assets:
Net operating loss carryforwards	$20,235	$16,391
Inventory reserves	1,314	1,206
Deferred revenue	2,277	1,308
Tax credits	1,096	3,956
Other reserves and accruals	2,794	5,763

Total deferred tax assets	27,716	28,624
Valuation allowance	(8,545)	(8,260)

Net deferred tax assets	$19,171	$20,364

Deferred tax liabilities:
Intangible assets	$(20,426)	$(17,625)

As of December 31, 2001, the Company has net operating loss carryforwards of approximately $43,370,000 to offset future federal taxable income, which expire at various dates through the year 2021. This amount includes approximately $34,000,000 of net operating loss carryforwards from the acquisition of Phobos. The net operating loss carryforward also includes approximately $7,135,000 resulting from employee exercises of non-qualified stock options or disqualifying dispositions, the tax benefits of which, when realized, will be recorded as an addition to common stock rather than a reduction of the provision for income taxes.

The deferred tax assets related to the acquisition of Phobos, approximately $8,545,000 as of December 31, 2000, and Phobos and Ignyte of approximately $8,260,000 as of December 31, 2001, if and when realized, will be used to reduce the amount of goodwill and intangibles recorded at the date of acquisition. Valuation allowances have been recorded at December 31, 2000 and 2001, respectively, for this portion of these deferred tax assets as a result of the uncertainties regarding realization of the assets based upon the limitation on the use of the net operating losses in the future. There was no valuation allowance recorded by the Company at December 31, 1999.

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s effective tax rate on income (loss) differs from the U.S. Federal statutory regular tax rate (benefit) as follows:

	Year Ended December 31,
	1999	2000	2001
Federal statutory rate (benefit)	34%	35%	(35)%
State taxes, net of federal benefit	6	5	(5)
Valuation allowance	(28)	—	—
Deferred compensation charge	95	2	9
In-process research and development and goodwill	—	16	83
Tax credits	(15)	(4)	(4)
Foreign sales corporation	—	(2)	(4)
Other	—	1	—

	92%	53%	44%

Note 8—Segment Reporting:

The Company adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” SFAS No.131 requires publicly held companies to report financial and other information about key revenue segments of the entity for which such information is available and is utilized by the chief operating decision maker. The Company conducts its business within one business segment.

Revenue by geographic region is presented as follows (in thousands):

	Year Ended December 31,
	1999	2000	2001
North America	$13,859	$47,080	$77,093
Other	7,188	22,368	34,894

Total	$21,047	$69,448	$111,987

Revenue attributed to Japan accounted for 11% for the years ended December 31, 1999 and 2000 and 10% for the year ended December 31, 2001.

Note 9—Commitments and Contingencies:

The Company’s corporate headquarters and executive offices are located in approximately 86,000 square feet of office space in Sunnyvale, California under a lease that expires in October 2004. The Company also leases approximately 34,000 square feet of office space in Salt Lake City, Utah under a lease that expires in April 2005. Additional sales and support offices are leased worldwide under leases that expire at various dates ranging from 2002 to 2006. Rent expense was approximately $383,000, $782,000 and $2,046,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

SONICWALL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease commitments at December 31, 2001 were as follows (in thousands):

Year-Ending December 31,
2002	$2,991
2003	2,803
2004	2,353
2005	596
2006	165

$8,908

The Company is party to routine litigation incident to our business. Management believes that none of these legal proceedings will have a material adverse effect on its business, operating results, liquidity and financial condition.

On December 6, 2001, a securities class action complaint was filed in the U.S. Southern District Court of New York against us, three of the Company’s officers and directors, and certain of the underwriters in its initial public offering in November 1999 and its follow-on offering in March 2000. The complaint seeks damages or rescission for misrepresentations or omissions in the prospectuses relating to, among other things, the alleged receipt of excessive and undisclosed commissions by the underwriters in connection with the allocation of shares of common stock in the Company’s public offerings. While the Company believes that the claims against it and its officers and directors are without merit and intend to vigorously defend against these allegations, the litigation could result in substantial costs and divert management’s attention and resources, which could have a material adverse effect on its business, operating results, liquidity and financial condition.

Note 10—Comprehensive Income (Loss):

Comprehensive income (loss) includes unrealized gains on investment securities that have been reflected as a component of shareholders’ equity and have not affected net income (loss). The amount of income tax expense or benefit allocated to unrealized gains on investment securities is equivalent to the effective tax rate in each of the respective periods. Comprehensive income (loss) is comprised, net of tax, as follows (in thousands):

	Year Ended December 31,
	1999	2000	2001
Net income (loss)	$158	$8,747	$(20,914)
Unrealized gains on investment securities, net of taxes	—	—	194

Comprehensive income (loss)	$158	$8,747	$(20,720)

Note 11—Employee Benefits:

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. The Company’s contribution to this plan is discretionary. For the years ended December 31, 1999, 2000 and 2001, the Company did not make any contributions to the plan.

SONICWALL, INC.

Offer to Exchange

OUTSTANDING OPTIONS UNDER OUR

1994 STOCK OPTION PLAN AND
1998 STOCK OPTION PLAN

FOR

NEW OPTIONS UNDER OUR

1994 STOCK OPTION PLAN
AND 1998 STOCK OPTION PLAN

This document constitutes part of the prospectuses relating to the SonicWALL, Inc., 1994 Stock
Option Plan and 1998 Stock Option Plan covering securities that have been registered under the
Securities Act of 1933.

January 9, 2003